

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, June 08, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

- This announcement has been published on **El Pais** and **La Republica** newspapers advising on the appointment of the Firm Laguado Giraldo Defensoria del Cliente Financiero Ltda., to perform as Financial Customer Defense Office as of June 1, 2005. This office shall be in charge of solving claims from users and customers originated in possible default in meeting legal or internal regulations that rule the operations, agreements or services provided by the Corporation, as well as the ones related to the quality in providing such services.

- Brochure informing about Counselorship for the Financial Customer.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

Cali, June 08, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

- This announcement has been published on **El Pais** and **La Republica** newspapers advising on the appointment of the Firm Laguado Giraldo Defensoria del Cliente Financiero Ltda., to perform as Financial Customer Defense Office as of June 1, 2005. This office shall be in charge of solving claims from users and customers originated in possible default in meeting legal or internal regulations that rule the operations, agreements or services provided by the Corporation, as well as the ones related to the quality in providing such services.

- Brochure informing about Counselorship for the Financial Customer.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

RIDER 1

This announcement has been published on **El Pais** and **La Republica** newspapers advising on the appointment of the Firm Laguado Giraldo Defensoria del Cliente Financiero Ltda., to perform as Financial Customer Defense Office as of June 1, 2005. This office shall be in charge of solving claims from users and customers originated in possible default in meeting legal or internal regulations that rule the operations, agreements or services provided by the Corporation, as well as the ones related to the quality in providing such services.

FINANCIAL CUSTOMER DEFENSE OFFICE

CORPORACION FINANCIERA DEL VALLE S.A.
LEASING DEL VALLE S.A.
FIDUCIARIA DEL VALLE S.A.

ARE HEREBY ADVISING TO:

Their customers and users who have appointed the Firm Laguado Giraldo Defensoria del Cliente Financiero Ltda. as their Financial Customer Defense Office, represented by Mr. Dario Laguado Monsalve, who shall take on his tenure as of June 1, 2005.

The Financial Customer Defense Office shall be located at Calle 70A No. 11-83, Bogota, D.C. Telephone 5439850 – 2351604 – 2492597, Fax: 543855, Bogota. E-mail: defensorialg@yahoo.com, Dario@defensorialguadogiraldo.com.co, rosalucia@defensorialguadogiraldo.com.co.

- Inversionistas se están refugiando en los papeles de menor plazo de maduración
- Es probable que el mercado secundario negocie menor volumen en esta corta semana

DEUDA. IPC definirá tendencia de los papeles

Invierno afecta curso de TES

Alina Camacho Nauad
acamacho@larepublica.com.co
Bogotá

¿Qué tiene que ver el invierno con la presión sobre las tasas de los títulos de deuda pública? Mucho: Si como consecuencia de la temporada invernal la cifra de inflación correspondiente a mayo llegara a ser muy alta, las tasas de los papeles gubernamentales podrían verse afectadas.

Así lo considera el analista de la comisionista Serfinco, Luis Fernando Barahona, quien advierte que la temporada invernal, que tiene un claro efecto sobre los precios de los alimentos, puede conducir a una corrección a las tasas de los TES, que en las dos últimas semanas han registrado descensos promedio de 13 puntos básicos.

"Se observa que los inversionistas se están refugiando más en la parte media de la curva, es decir, que los agentes piensan invertir en títulos de un menor plazo y así tener una exposición más conservadora porque se especula sobre posibles movimientos de las tasas", afirma. La expectativa del mercado es que el IPC se ubique entre 0,40 y 0,45 por ciento, aunque la última palabra la tendrá el Departamento Administrativo Nacional de Estadística (Dane).

En opinión del mercado, si la cifra se ubica alrededor de 0,35 por ciento, no se producirán cambios significativos en las tasas de negociación tanto de TES tasa fija como de títulos del Gobierno en Unidad de Valor Real (UVR). Sin embargo, cualquier desviación alrededor de esta cifra definirá movimientos al alza o a la baja. "Es probable que el mercado secundario de deuda pública se caracterice esta corta semana por una notable reducción en los volúmenes de operación y una marcada estabilidad en las tasas de negociación de los títulos del Gobierno, situación que será consecuencia a la concentración de las entidades y tesorerías en el cierre contable de mayo", afirma el analista de Promotora Bursátil, Alvaro Camaro.

Indicadores financieros

Tasas de interés de captación (E.A.)

Plazo	Bancos	Corporaciones financieras	C.F.C.	Organismos cooperativos	Cooperativas financieras	Total
A 30 DIAS	3,55	3,57	4,35	0,00	3,92	3,70
ENTRE 31 Y 44 DIAS	5,77	3,85	5,28	0,00	5,54	5,75
A 45 DIAS	2,80	0,00	0,00	0,00	0,00	2,80
ENTRE 46 Y 59 DIAS	4,21	0,00	3,20	0,00	0,00	4,19
A 60 DIAS	4,46	2,89	6,06	0,00	5,00	4,57
ENTRE 61 Y 89 DIAS	5,61	5,02	4,22	0,00	5,75	5,73
A 90 DIAS (*)	7,00	7,63	8,05	7,50	7,27	7,24
ENTRE 91 Y 119 DIAS	7,54	7,65	7,85	0,00	6,43	7,61
A 120 DIAS	7,06	7,56	8,12	0,00	7,90	7,36
ENTRE 121 Y 179 DIAS	7,35	7,62	8,68	0,00	0,00	7,43
A 180 DIAS (*)	7,54	7,99	8,83	8,00	8,71	7,60
ENTRE 181 Y 359 DIAS	7,57	7,40	8,46	8,50	8,09	7,75
A 360 DIAS (*)	7,55	8,92	9,67	0,00	9,25	7,95
SUPERIORES A 360 DIAS	7,86	8,52	9,01	0,00	9,74	8,55
CAPTACIONES A TRAVES DE CDT POR RED DE OFICINAS	7,06	7,76	8,53	8,14	7,85	7,35
CAPTACIONES A TRAVES DE CDT POR TESORERIA	6,87	7,78	8,25	0,00	0,00	7,06

(*) El promedio ponderado total NO incluye la información de los Organismos Cooperativos de grado superior ni de las Cooperativas Financieras ni de las Entidades Financieras Especiales. (1) Este reporte tiene carácter exclusivamente informativo. [illegible]

Tasas de interés (%)

	Actual	Anterior		Actual	Anterior
DTF EFECTIVO ANUAL	7,12	7,17	TCC EFECTIVO ANUAL	7,75	7,71
DTF TRIMESTRE ANTIC.	6,82	6,87	TCC TRIMESTRE ANTIC.	7,4	7,36
DTF TRIMESTRE VENC.	6,94	6,98	TCC TRIMESTRE VENC.	7,53	7,5
DTF SEMESTRE ANTIC.	6,76	6,81	TCC SEMESTRE ANTIC.	7,33	7,29
DTF SEMESTRE VENC.	7,00	7,05	TCC SEMESTRE VENC.	7,61	7,57
INTERBANCARIA (E.A)	6,34	6,32	INTERBANCARIA (NOMINAL)	6,15	6,13

DTF 90 días


Puntos Porcentuales / Efectivo
7,35
7,28
7,21
7,14
7,08
7,29
7,25
7,32
7,17
7,12
04-10 Abr.
11-17 Abr.
18-24 Abr.
25/01 Abr./May.
02/08 May.
09/15 May.
16/22 May.
23/29 May.
31/05 May./Jun.

Fuente: Bancoldex

DTF 180 días / DTF 360 días


Datos porcentuales / efectivo
7,77
7,87
7,75
02/08 May.
09/15 May.
16/22 May.
23/29 May.
31/05 May./Jun.
Datos porcentuales / efectivo
8,08
8,00
7,83
02/08 May.
09/15 May.
16/22 May.
23/29 May.
31/05 May./Jun.

Fuente: Supervalores

Tasa de usura


Efectivo anual
2004-2005
29,10
28,79
28,28
Feb.
Mar.
Abr.
May.
Jun.

Fuente: Supervalores

U.V.R.

Fecha	Valor en $	Fecha	Valor en $
16/05/05	150,4463	01/06/05	150,7890
17/05/05	150,4890	02/06/05	150,8110
18/05/05	150,4909	03/06/05	150,8323
19/05/05	150,5122	04/06/05	150,8537
20/05/05	150,5336	05/06/05	[illegible]
21/05/05	150,5549	06/06/05	150,8963
22/05/05	150,5762	07/06/05	150,9176
23/05/05	150,5976	08/06/05	[illegible]
24/05/05	150,6189	09/06/05	150,9605
25/05/05	150,6402	10/06/05	150,9819
26/05/05	[illegible]	11/06/05	[illegible]
27/05/05	150,6829	12/06/05	[illegible]
28/05/05	150,7042	13/06/05	151,0461
29/05/05	150,7256	14/06/05	151,0675
30/05/05	150,7469	15/06/05	151,0889
31/05/05	150,7683		

Fuente: Banco de la República

Tasa interbancaria


Puntos Porcentuales / Efectivo- Mayo
6,35
6,36
6,36
6,34
6,33
6,34
17
18
19
20
23
24
25
26
27
31

Fuente: Supervalores

Sector financiero


Cartera total neta
Miles de millones de pesos / Feb/Mar/Abr de 2005
56.990,90
56.742,20
57.591,20
57.967,4
58.308,66
18 Feb.
25 Mar.
04 Mar.
11 Mar.
18 Mar.
23 Abr.
01 Abr.
08 Abr.
15 Abr.
22 Abr.

Fuente: Superbancaria

Tasas de interés efectivas

REPORTE: DIARIO — CORTE: MAYO 24

ENTIDAD	30	45	60	90	120	180	360	SUP. A 360
BANCO DE BOGOTA				6,66		6,65	6,61	7,18
BANCO POPULAR				6,52	6,7	6,86	6,82	
BANCO SANTANDER COLOMBIA			6,7	6,4		7,48	6,91	
BANCOLOMBIA	3,73	2,85	4,82	6,77	7,09	7,56	7,25	7,15
CITIBANK	2,4			6,66	6,61	7,69		7,94
BANISTMO COLOMBIA	4			7,46		7,6	8,11	
SUDAMERIS				7,17	7,5	7,7		
BBVA COLOMBIA	3,4		4,75	6,51	6,34	6,52	6,2	
CREDITO	6,1			7,22	7,3	7,5	7,7	8,33
UNION COLOMBIANO				8,1		7,7		
OCCIDENTE	2,43		4,25	6,95	6,49	6,75	6,8	
TEQUENDAMA	4,03					8,5	8,49	
BANCO CAJA SOCIAL	2,74		2,16	7,34	6,92	6,12	7,4	6
SUPERBANCO	4,75		5,33	6,88	7,5	8,25	8,84	
DAVIVIENDA	4,36		4,06	7,01	7,16	7,41	7,75	7,65
RED MULTIBANCA COLPATRIA				6,69	6,64			
BANCO AGRARIO	3			6,75		7,15	7,3	7,3
MEGABANCO	3,8	3,75	4,98	7,18	7,05	7,3	7,3	
BANCO GRANAHORRAR	3,95		4,25	6,76	7,16	7,41	7,8	8,11
BANCO COLMENA	2,67		4,12	7,16	6,77	7,81		
BANCO CONAVI				6,65		7,54	7,34	
[illegible]	2,92			[illegible]	7,2	7,43	7,29	

Ocgs - Coopcentral

REPORTE: DIARIO — CORTE: MAYO 24

ENTIDAD	30	45	60	90	120	180	360	SUP. A 360
COOPCENTRAL DAS	3,5			7		8		

ENTIDAD	30	45	60	90	120	180	360	SUP. A 360
INAMERICANA	5					10,19		10,2
GIROS Y FINANZAS	4,66			9,21	9,66	9,95	9,8	
INVERSORA PICHINCHA	4,15			8,74	8,92	9,71	9,93	10,49
COMERCIA	4,5			8,25		8,75	9,4	9,25
FINANCIERA MAZDACREDITO				8,1				
CONFINANCIERA				9,09		10,5	9,83	8,79
SERFINANZA	5,66			9,09	10,53	10,2	10,5	
FINANDINA						9,1		9,8
SUFINANCIAMIENTO	3,29			7,99	7,81	8,23		
INTERNACIONAL	4,68			7,63		9,9	9,54	
COLTEFINANCIERA	3,5			7,66	8,3	8,75	8,9	
LEASING DEL VALLE	1,5			7,7	8,04	8,2		
LEASING BOLIVAR	3,51		5,9	6	7,32	6,66	8,24	
LEASING COLOMBIA					8			
SULEASING	2,9			7,22	7,65	8,32		
LEASING DE CREDITO						8		
LEASING DE OCCIDENTE				7,5	7,5			
LA REGIONAL			5,7	8,89		9,73	10,43	

Cooperativas Financieras

REPORTE: DIARIO — CORTE: MAYO 24

ENTIDAD	30	45	60	90	120	180	360	SUP. A 360
COOP FINAN ANTIOQUIA	4		5,2	7,2	7,2	7,4	8	
COOPKENNEDY COOP FINAN	3,61		4,48	7,12	7,42	7,56	9,37	

Corporaciones Financieras

REPORTE: DIARIO — CORTE: MAYO 24

ENTIDAD	30	45	60	90	120	180	360	SUP. A 360
CORFICOLOMBIANA	3,23			8,04	7,2	8,12	7,73	8,65
CORFIVALLE	2,51		7	7,59	7,84	7,9		8,83
CORFINSURA	2,9			7,26	7,53	7,51	7,49	

Interés bancario corriente (%)

Resolución	Fecha	Vigencia desde	Vigencia hasta	Interés anual efectivo bancario
1753	29-Oct-04	01-Nov-04	30-Nov-04	19,59
1890	30-Nov-04	01-Dic-04	31-Dic-04	19,49
2031	31-Dic-04	01-Ene-05	31-Ene-05	19,45
0266	31-Ene-05	01-Feb-05	28-Feb-05	19,40
0386	28-Feb-05	01-Mar-05	31-Mar-05	19,15
0567	31-Mar-05	01-Abr-05	30-Abr-05	19,19
0683	29-Abr-05	01-May-05	31-May-05	19,02
[illegible]	31-May-05	01-Jun-05	30-Jun-05	18,85

NOTA: Para efectos probatorios bastará con la copia simple del diario donde aparezca publicado este certificado. Adicionalmente, la Superintendencia Bancaria lo enviará periódicamente a las Cámaras de Comercio para su difusión (artículo 98 Decreto 2150 de 1995). / Expedido en Bogotá D.C. a 29 de agosto del 2003.

Fondos comunes

Fiduciaria	Fideicomiso de inversión / Fondo común ordinario	Rentabilidad efectiva 7 días	30 días	180 días	360 días
ALIANZA FIDUCIARIA					
	FCO FONDO ALIANZA	7,08%	6,66%	6,64%	7,00%
	FCE FACTURAS	10,22%	9,45%	10,06%	10,00%
BBVA FIDUCIARIA					
	FCO FAM [illegible]	6,59%	6,81%	7,17%	6,96%
	FCE EFECTIVO	6,41%	7,58%	8,09%	8,04%
CITITRUST					
	FCO INTERFONDO	6,15%	5,97%	6,38%	6,59%
FIDUAGRARIA					
	FCO CONFIRENTA	6,66%	7,66%	8,05%	7,74%
FIDUAMERICA					
	FCO FIDUAMERICA	6,03%	6,46%	7,09%	7,09%
	FCE OPCIONES FIDUAMERICA	7,95%	8,30%	7,78%	7,74%
FIDUBOGOTA					
	FCO SUMAR	6,16%	6,60%	7,05%	7,16%
	FCE [illegible]	10,41%	7,78%	6,77%	6,68%
FIDUCAFE					
	FCO RENTACAFE	6,96%	7,62%	7,45%	7,36%
FIDUCIARIA SKANDIA					
	FCO SKANDIA 2010	12,95%	10,91%	8,13%	8,11%
FIDUCIARIA CENTRAL					
	FCO FIDUCENTRAL	5,76%	7,09%	7,50%	7,65%
FIDUCIARIA COLPATRIA					
	FCO RENDIR	6,57%	6,69%	7,05%	7,15%
FIDUCIARIA POPULAR					
	FCO RENTAR	6,90%	7,27%	7,30%	7,21%
	FCE PLAN FUTURO TRADICIONAL	ND	9,64%	12,43%	10,42%
FIDUCOLMENA					
	FCO COLMENA	6,28%	5,85%	6,68%	6,76%
FIDUCOLOMBIA					
	FCO FIDUCUENTA	6,40%	6,40%	7,13%	7,16%
	FCE FIDURENTA	6,75%	7,36%	8,79%	8,79%
FIDUCOMERCIO					
	FCO UNIR [illegible]	6,16%	6,04%	6,78%	6,52%
	FCE LAZOS	6,85%	7,47%	8,13%	8,30%
FIDUCOR					
	FCO FIDUCOR	6,64%	7,50%	7,52%	7,55%
FIDUDAVIVIENDA					
	FCE DAVIPLUS	5,12%	9,81%	9,81%	9,89%
[illegible]					
	FCO UNICO	6,68%	7,26%	7,05%	6,84%
	FCE PREMIUM	6,30%	6,24%	6,18%	6,06%
FIDUOCCIDENTE					
	FCO OCCIRENTA	6,77%	6,90%	7,11%	7,03%
	FCE OCCIBONOS	ND	10,09%	9,70%	9,24%
FIDUPETROL					
	FCO PETROFONDO	6,95%	7,00%	7,35%	7,05%
	FCE FONDO VISTA	7,37%	7,46%	8,59%	8,34%
FIDUPREVISORA					
	FCO EFECTIVO	6,69%	6,86%	7,49%	7,64%
	FCE EFECTIVO A PLAZO	6,56%	6,82%	7,58%	7,72%
	FCO SUPERIOR	6,69%	6,52%	7,21%	7,15%
FIDUFES					
	FCO FIDUFES (NETA)	6,93%	6,83%	6,91%	6,59%
	FCE ARCO IRIS FIDUFES (NETA)	4,40%	5,75%	6,74%	5,94%
FIDUTEQUENDAMA					
	FCO CASH	7,12%	7,19%	7,72%	7,62%
	FCE [illegible]	7,07%	7,26%	7,96%	7,92%
FIDUVALLE					
	FCO VALOR PLUS	6,92%	7,24%	7,34%	7,23%
	FCE RENTA PLUS	8,75%	8,48%	9,11%	8,63%
HELM TRUST					
	FCO CREDIFONDO	6,20%	6,82%	7,41%	7,33%
	CREDIVALOR	6,70%	6,43%	6,21%	6,14%
FIDUCIARIA BANISTMO					
	FCO BANISTMO OPEN	7,94%	8,46%	7,49%	7,14%
	FCE BANISTMO LARGO PLAZO	13,36%	11,38%	8,11%	7,32%
SANTANDER INVESTMENT TRUST					
	FCO SUPER TRUST	5,31%	6,50%	7,49%	7,33%

*Información suministrada por la Fiduciaria Skandia

Fondos de valores

Fondo	Valor del fondo	Rentabilidad efectiva: Valor unidad	Semestral	Mensual
INTERÉS	202.659.397.677,2	9.121,26		7.09
ACCIÓN	57.473.377.093,7	5.493,04		-16.63
GLOBAL	1.095.659,2	4,36		-6.01
ISA	9.058.504.504,7	10.680,62		14.78
INTERES MUTUO	544.337.627,4	1.089,71		6.74
INTERES AHORRO	8.29 9.525,6	10.286,90		6.01
BBVA PATRIMONIO	57,996,407,219,49	1,343.51		11,72
BBVA DÓLAR	3,612,353,134.37	11,112.33		-3.25
INTERBOLSA F.E.O.	13,755,580,692.78	10,270.58		7.56
ARN VALORES VISTA	4,496,688,987.52	10,106.61	7.48	7.36
SURENTA	392.209.779.566,13		6,60	6,52
SURENTA 30	206.560.404.449,64		6,60	6,63
SURENTA 90	253.048.670.418,99		8,70	9,12
SURENTA 90 DÓLARES	6.599.056.268,74		-6,44	-6,09
SURENTA TES	5.181.042.119,62		31,46	22,09
SURENTA ACCIONES	13.224.181.663,30		-59,95	-26,76
SURENTA180	51.953.615.175,49		9,75	12,49
ACCIVAL	24.326.322.949,99	3.145,27		7,24
ACCIVAL 90	1.922.286.882,67	12.809,94		7,70
ACCI VAL DÓLAR	75.011.028,62	6.976,35		-3,64
PROYECCIÓN VISTA	4.257.634.355,51	13.836,80	7,6	6,9
PROMORENTA	3.716.937.672,98	1.504,14		5,66
FONDO VALOR	30.313.925.797,67	10.426,10		5,33
RENTA TOTAL	28.421.705.323,02	9.156,36		15,66
VALOR TESORO	12.423.717.679,70	13.353,43		6,66
RENTA VALOR	45.031.880.231,13	13.490,09	6,79	6,90
RENTA PLUS 90	2.482.812.003,67	10.407,25	9,06	9,06
FONVAL	141,570,236,573.26	2,187.95	6.688	6.513
GLOVAL DÓLARES	67,865,497.38	9,681.45	-2.808	-0.254
FONVAL CDT	34.657.202.178,18	13.404,30	7,807	6.062
OLIMPIA	79,074,516,335,15	2,647.64	7.08	6.67
ESPARTA 30	56,790,455,064.59	2,047.83	6.97	6.57
ESPARTA 180	94,187,960,772.22	14,035.50	1.51	6.53
Acciones Y RENTA FIJA	6,375,012,476.02	23,546.67	5.86	-21.16
DEUDA PUBLICA	536,680,779.08	12,696.37	4.78	9.26
OCCIVALOR (PREMIUM)	23.125.122.938,43	12.922,6099	6.23	6.50
OCCIVALOR (Vista)	56.009.922.338,29	1.484,2217	6.96	6,73
RENTAVAL	6.622.795.776,74	1,919.73	7.10	7.00
OPCIÓN COLOMBIA	113.467.036.643,66		6.59	6.80
CAPITAL DE VALORES	17.290.795.063,75			9.07
INTERRENTA	812.902.142,47		4.84	4.49
ACCO RENT A	17.549.990.259.94	2,463.98		7.28
ACCO PLAZO	2.520.075.700,02	12.203,25		6.11
ACCO ACCION	1.065.769.062,58	14.621,83		%
ACCODOLAR	244.729.730,52	9.293,66		%
PROYECTAR	10.737.474.221	12.091,70	6,21	6,52
SEGURIDAD BOLÍVAR	94.396.736.641,67	35.609,02	-30.07	-12.03
INVERSIÓN COLSEGUROS	920.176.903	6.730,60		0.00
RENTA NACIÓN	38.214.610.828,00	1,695.25		6.70
DÓLAR NACIÓN	2.562.718.794,73	1,227.86		-0.34
FONDO PLAZONACION 90	33.751.028.113,62	1,633.23		9.87
FONDO MONEX NACION	78.965.890,32	10,155.89		-22,12
FONDO AGRARIO 30 NACION	1,651.242.967,39	12.711,30		6.04
FONDO AGRARIO NACION 90	9.260.914.689,22	11,936.83		6.69
FONDO NACION 180	42.764.191.563,49	12.040,91		11.20
FONDO FACTORING NAC.	21.704.768.004,90	10.266,66		11,92
ULTRARENTA	3.617.485.957	2.450,56		6,96
ULTRAVALORES	31.963.765.758	3.728,36		6,35
INVERTIR CON ASESORE	14.339.039.837,48	1,391.44	7,12	7.50
INVERTIR 180 CONASESORES	20.366.351.731,15	2.179.16	6.27	9.74

- Propuesta no implica cambios en tasas de intervención de 6,50 y 10,25 por ciento
- Precio promedio del dólar avanzó seis pesos frente a la tasa registrada el viernes

Indicadores macroeconómicos

Dolar TRM



Pesos por dólar
Mayo-Junio de 2005
2.341,72
2.336,99
2.329,05
2.329,35
2.338,89
2.345
2.340
2.335
2.330
2.325
18
19
20
23
24
25
26
27
31
01

Dólar interbancario

Jornada del 31 de Mayo de 2005
Cifras en pesos

Apertura	2.348,0
Promedio	2.333,20
Cierre	2.338,50

Mínima	2.324,00
Máxima	2.339,80
Monto	609,24
No. De opera.	845

El precio de la divisa se cotizó en una tasa promedio de 2.339,31 pesos en el mercado interbancario, es decir 6 pesos por encima de la sesión anterior. La tasa máxima estuvo en 2.350,05 pesos y la mínima en 2.329,00 pesos. Se realizaron 684 operaciones por 468,2 millones de dólares. Al cierre la divisa se cotizó en 2.337 pesos. El incremento de la cotización se da en momentos en que las económicas del rechazo a la cotización francesa acrecentaron las dudas sobre el euro, que ayer cayó 1,41 por ciento frente al dólar.

	HOY	AYER	VIERNES
TASA REPRESENTATIVA DEL MERCADO	2.338,89	2.332,79	2.330,79
PROMEDIO PONDERADA-COMPRA	2.338,65	2.332,51	2.330,63
PROMEDIO PONDERADA-VENTA	2.339,13	2.333,07	2.330,96
CASAS DE CAMBIO-COMPRA	2.195,00	2.190,00	2.190,00
CASAS DE CAMBIO-VENTA	2.240,00	2.220,00	2.220,00
DOLAR CHEQUE - COMPRA	2.180,00	2.180,00	2.180,00
DOLAR CHEQUE - VENTA	2.382,00	2.382,00	2.382,00
DOLAR PARALELO-COMPRA	2.180,00	2.180,00	2.180,00
DOLAR PARALELO-VENTA	2.200,00	2.200,00	2.200,00
EURO COMPRA - CASA CAMBIO	2.900,00	2.900,00	2.900,00
EURO VENTA - CASA CAMBIO	3.154,00	3.154,00	3.154,00
TRAVEL CHEQUE	2.180,00	2.180,00	2.180,00

* Millones de dólares / Fuente: Banrepública

Devaluación

	HOY	AYER	VIERNES
DIARIA%	0,26	0,08	0,06
CORRIDO DEL AÑO %	-2,12	-2,35	-2,46
CORRIDO MES %	0,00	-0,66	-0,74
ULTIMOS 90 DIAS %	0,46	0,38	0,30
ULTIMOS 12 MESES %	-14,16	-14,39	-15,39



Corrido del mes
Mayo de 2005
0,00
-0,07
-0,35
-0,62
-0,83
-0,74
-0,90
24
25
26
27
31
Últimos doce meses*
2004
-11,20
-12,02
-12,85
-13,67
-13,98
-11,56
-14,50
Dic.
Ene.
Feb.
Mar.
Abr.

Tasa representativa del mercado y devaluación

Fecha	TRM $	C.CO. mes %	Últimos 90 días %	Año corrido %	Año comp. %
Mayo 10	2338,06	-0,39	-0,82	-2,12	-13,62
Mayo 11	2.339,77	-0,38	-0,22	-2,09	-14,35
Mayo 12	2340,99	-0,31	-0,21	-2,04	-14,23
Mayo 13	2.344	-0,18	-0,06	-1,91	-14,10
Mayo 16	2.348,80	0,01	0,77	-1,71	-13,64
Mayo 17	2.347,25	-0,04	0,66	-1,77	-13,70
Mayo 18	2341,72	-0,28	0,61	-2,00	-13,09
Mayo 19	2.339,44	-0,37	0,91	-2,10	-14,16

Fecha	TRM $	C.CO. mes %	Últimos 90 días %	Año corrido %	Año comp. %
Mayo 20	2336,99	-0,48	0,81	-2,20	-14,63
Mayo 23	2337	-0,48	1,08	-2,20	-15,53
Mayo 24	2.329,05	-0,82	0,88	-2,54	-16,82
Mayo 25	2328,69	-0,83	0,60	-2,55	-15,85
Mayo 26	2.329,35	-0,80	0,24	-2,52	-15,60
Mayo 27	2.330,79	-0,74	0,30	-2,46	-15,39
Mayo 31	2332,79	-0,66	0,38	-2,38	-14,39
Junio 1	2.338,89	0,00	0,46	-2,12	-14,16

* Al cierre de cada mes / Fuente: Banrepública - Asobancaria

Tasa Alaico (TCM)*



Datos en pesos
2.395
2.386
2.383
2.378
2.359
2.344
2.344
2.362
2.346
2.330
21-27 Mar.
28-03 Mar.
04-10 Abr.
11-17 Abr.
18-24 Abr.
22/28 Abr-May
29/05 May.
06/13 May.
12/19 May.
20/26 May.
26/02 May/Jun

*Tasa de Conversión a Moneda Legal para pasajes y carga - Fuente: Alaico

Salario mínimo

Actual (2005)	$381.500	
Anterior (2004)	$358.000	
Incremento (%)	6,56%	
Horas Extras		
Día (S.M.L.V.)	$12.716,67	
Hora (S.M.L.V.)	$1.589,58	
Diurna (S.M.L.V.)	$1.986,98	25%*
Nocturna (S.M.L.V.)	$2.781,77	75%*

Recargo Nocturno		
Salario Mínimo	$2.145,94	35%*
Jornada Nocturna	De 10:00 p.m. a 6:00 a.m.	
Jornada Diurna	De 6:00 a.m. a 10:00 p.m.	
Dominicales y Festivos		
Salario Mínimo	$2.610,42	75%*

* De la hora diurna

MERCADOS. Emisor redujo ayer cupo de la subasta a 2 billones de pesos

Alistan esquema para manejo de la liquidez

REUTERS
Bogotá

El gobierno y el Banco de la República presentaron ayer un nuevo esquema para el manejo de la liquidez, que plantea, entre otras, el depósito de todos los recursos del Tesoro Nacional en el ente emisor a tasas de mercado y la creación de operaciones Repo a una semana.

El objetivo de la propuesta, presentada a los agentes creadores del mercado de deuda y establecimientos de crédito y publicada en el sitio en Internet del ente emisor, busca impulsar el desarrollo del mercado monetario y disminuir el riesgo operativo y crediticio del Tesoro Nacional en su proceso de inversión, informó el Banco.

No obstante, no fue posible establecer entre portavoces del Emisor y del gobierno a partir de qué fecha se pondrá en marcha el nuevo esquema de manejo de liquidez, cuyo diseño estuvo asesorado por el Banco Mundial.

El Ministerio de Hacienda y el Banco Central informaron que el nuevo esquema es consistente con la estrategia de inflación objetivo, que ha sido exitosa en la lucha contra el aumento del costo de vida, el cual fue de 5,5 por ciento en 2004.

Tendrá un efecto benéfico sobre la tasa interbancaria, pues registrará una menor volatilidad, al tiempo que habrá una mejor



Repos activos
Mayo de 2005
Billones de pesos
2,55
2,00
2,55
2,12
1,70
1,27
0,85
0,42
0,00
27
31

proyección de las necesidades de liquidez.

La presentación del nuevo esquema ocurre en momentos en que el mercado financiero goza de una amplia liquidez, en buena parte suministrada por las compras de dólares que ha efectuado el Banco de la República, intentando debilitar el peso frente al dólar.

Tasas iguales

Sin embargo, el anunciado esquema no implica que se modifiquen las actuales tasas de intervención del ente emisor de 6,50 y 10,25 por ciento en la subasta y en la ventanilla de los Repo de expansión. Las operaciones Repo de contracción se encuentran temporalmente cerradas.

El esquema busca que bancos y demás establecimientos de crédito participen más en el mercado de Repo, toda vez que el gobierno y el Emisor han concentrado el 89 por ciento de las operaciones, según cifras del Banrepública.

Las operaciones Repo son usadas por el Banco Central para ampliar la liquidez del mercado financiero, dentro de sus funciones de autoridad monetaria, comprando títulos entre los agentes del mercado. También hay operaciones de repo en reversa, con las cuales vende títulos y recoge liquidez.

Las autoridades contemplan la convocatoria de dos subastas diarias de Repo de acuerdo con las proyecciones monetarias de los técnicos del banco emisor; y, mientras la programación monetaria lo permita, el Banrepública efectuaría cada miércoles una subasta de Repo a una semana.

El límite de los Repo con el Banco Central para los establecimientos de crédito se ampliaría de 15 por ciento de los pasivos sujetos a encaje, al 35 por ciento, muy superior a los Repo totales que cualquier entidad ha solicitado en el pasado reciente, informó el Banco Central.

También se contemplan otros cambios en las subastas, ampliando el número de posturas, y se anticiparía el horario de la subasta de conversión de los Repo intradiarios en "overnight".

Ayer el Emisor recortó a 2 billones de pesos el cupo de la subasta de expansión monetaria a un día hábil, o Repo, frente al establecido para el viernes, de 2,55 billones.

Dólar al alza, pero la Bolsa retrocede

Bogotá

El precio de la divisa se cotizó a una tasa promedio de 2.339,31 pesos en el mercado interbancario colombiano, es decir, seis pesos por encima de la sesión anterior (viernes). Según datos del Banco de la República, la tasa máxima estuvo en 2.350,05 pesos y la mínima en 2.329,00 pesos. Se realizaron 684 operaciones por 468,2 millones de dólares. Al cierre de la jornada la divisa se cotizó en 2.337 pesos, indicaron operadores del mercado.

A su vez, las tasas de interés de los papeles de deuda pública en el mercado secundario, presentaron tendencia a la baja y se registraron, en el Sistema Electrónico de Negociación (SEN), operaciones por 2.5 billones de pesos.

Los TES de septiembre de 2014, los más líquidos del mercado, terminaron la jornada de en 11,90 por ciento efectivo anual.

Por su parte, en la última rueda de mayo de la Bolsa, se observó una disminución en los volúmenes de negociación. Ayer se realizaron operaciones por 6.599 millones de pesos.

A pesar de la falta de dinamismo, sobresalieron las operaciones con Bavaria y Carulla por 1.330 millones de pesos y 1.250 millones de pesos, cada una.

Sandra Rocío Mateus Guerrero

Indice de tasa de cambio real (ITCR)



Datos en unidades / Promedio del mes / 2004 - 2005
130,17
125,61
127,67
122,46
117,65
117,06
135
128
122
116
110
Jun.
Jul.
Ago.
Sep.
Oct.
Nov.
Dic.
Ene.
Feb.
Mar.
Abr.

Fuente: Banrepública/ Nota: El Emisor ajustó el ITCR; razón por la cual los valores actuales presentan una variación frente a los anteriores

Precios al consumidor (IPC)



Datos porcentuales
2004 - 2005
0,82
1,0
0,77
0,44
0,28
1,2
0,8
0,6
0,4
0,2
Nov.
Dic.
Ene.
Feb.
Mar.
Abr.

* Año corrido: 3,09 Ult. 12 meses: 5,01
Fuente: Dane

Precios al productor (IPP)

Datos porcentuales
2004 - 2005
1,14
0,48
0,44
0,09
1,30
0,97
0,65
0,32
0,00
Oct.
Nov.
Ene.
Feb.
Mar.
Abr.

* Año corrido: 0,65 Ult. 12 meses : 4,16
Fuente: Dane

Desempleo

Cifras porcentuales

Periodo	13 Ciudades	Nacional
Ago-04	13,1	15,0
Sep-04	12,5	14,9
Oct-04	12,4	14,9
Nov-04	11,7	13,9
Dic-04	12,1	13,0
Ene-05	13,2	16,1
Feb-05	14,0	16,1
Mar-05	15,1	13,1
Abr-05	14,5	12,0

Fuente: Dane

PIB *

Tasa de crecimiento anual
Variación porcentual

Periodo	Total (%)	Sin cult. ilícitos (%)
2003 - IV	3,74	4,06
2004 - I	4,24	4,08
II	4,32	4,47
III	2,43	2,57
IV	2,28	4,43

*Oferta y demanda / Fuente: Dane





Oro Colombia*



Valor compra /Mayo de 2005
Cifras en pesos
30.576,30
30.535,90
30.486,19
30.600
30.568
30.537
30.506
30.475
24
25
26
27
31

* Gramo - Grano fino / Fuente: Banrepública

Café



Dólares por libra
Mayo de 2005
1,31
1,30
1,29
1,27
1,26
1,32
1,30
1,28
1,26
1,25
24
25
26
27
31

Fuente: Federacafé

Reservas internacionales

Netas de caja-FMI/ Millones de dólares
2004-2005

Mes	Saldo	Mes	Saldo
Sep-06	12.053,58	Nov-17	12.355,40
Sep-15	12.056,28	Nov-24	12.565,08
Sep-22	12.051,76	Dic-01	12.653,95
Sep-29	11.926,73	Dic-22	12.720,79
Oct-06	11.928,87	Dic-15	13.044,37
Oct-13	11.913,50	Dic-29	13.136,20
Oct-20	11.979,19	Ene-31	13.465,97
Oct-27	12.035,47	Feb-28	13.741,23
Nov-10	12.244,68	Mar-31	12.645,43



Combustibles

GALÓN	PRECIOS $
Gasolina corriente*	$5.386,33
Gasolina extra**	$7.118,70
Acpm o Diesel	$3.807,27

* Precio sugerido
** Precio promedio
Fuente: Ministerio de minas

GAS NATURAL VEH	PRECIOS $
Metro cúbico*	$860,00

* Precio sugerido sujeto a vigilancia
Fuente: Gas Natural



Bolsa Nacional Agropecuaria

Semana del 01 de Junio de 2005 / Pesos por tonelada





Fuente: Subgerencia de operaciones y planeación, sistema integrado de información bursátil.

Productos agrícolas

Semana del 01 de Junio de 2005





Fuente: Sipsa

Tarifas de transporte de carga por carretera

Valor tonelada transportada

Origen/Destino	Armenia	B/quilla	Bogotá	B/manga	B/ventura	Cali	C/gena	Cúcuta	Ibagué	Ipiales	M/zales	Medellín	Neiva	Pasto	Pereira	Sta Marta
Armenia	-	87.845	64.260	66.589	41.506	31.930	87.848	89.433	30.334	74.883	25.544	52.684	39.919	66.588	22.351	89.433
B/quilla	94.343	-	106.608	78.228	112.686	115.263	31.930	89.403	111.026	128.782	106.012	87.076	118.051	123.804	109.108	23.948
Bogotá	47.894	64.391	-	49.492	57.236	57.236	64.391	62.603	36.720	103.741	51.087	55.713	44.701	96.822	51.087	64.391
B/manga	70.245	59.026	67.062	-	93.008	88.782	96.180	35.773	63.858	125.206	56.849	81.421	75.123	119.841	70.246	57.336
B/ventura	46.299	115.423	78.225	96.587	-	35.123	115.423	116.263	63.859	78.225	62.584	71.842	78.228	71.842	47.894	116.263
Cali	31.930	98.376	65.456	99.564	35.123	-	98.376	106.811	51.087	61.464	39.270	62.024	63.859	54.280	36.720	103.741
C/gena	105.808	27.141	112.817	83.492	121.629	118.423	-	92.598	103.788	128.782	100.579	84.614	117.006	125.206	100.579	31.930
Cúcuta	82.839	64.391	73.170	37.400	98.378	98.376	59.788	-	75.123	128.783	80.490	82.149	80.490	125.206	84.068	62.603
Ibagué	39.813	80.487	30.316	60.164	51.087	47.894	80.490	80.490	-	54.470	44.701	55.615	31.930	79.824	43.106	82.275
Ipiales	71.846	143.092	103.741	118.051	75.444	63.859	143.092	130.671	65.812	-	79.701	96.376	83.009	31.863	72.081	143.092
M/zales	31.930	86.856	52.260	75.035	45.019	38.178	80.490	94.193	47.894	78.027	-	41.506	56.849	75.123	31.930	86.856
Medellín	43.871	56.450	56.170	67.847	53.660	51.875	57.236	87.846	56.518	84.068	44.704	-	62.016	84.068	44.701	59.026
Neiva	65.877	98.379	52.884	78.602	63.859	57.473	98.378	100.164	33.527	87.070	67.473	63.858	-	87.807	51.087	103.741
Pasto	84.834	128.782	93.009	110.888	67.063	90.866	128.782	125.206	76.631	21.463	73.335	89.433	87.782	-	89.866	134.149
Pereira	28.737	85.456	82.283	78.035	43.106	33.527	84.068	94.183	47.894	79.424	31.930	49.492	83.486	70.176	-	89.433
S.marta	105.368	27.141	100.816	76.631	110.888	110.886	31.930	87.807	103.630	128.782	103.816	91.156	116.263	125.206	107.319	-
V/cencio	59.819	82.278	36.720	69.028	62.803	86.180	82.278	67.218	46.529	107.319	59.070	58.796	56.344	101.863	59.758	82.278

Los cálculos que generan los cargues y descargues son de cargo exclusivo del remitente y/o destinatario (Resolución No. 0870 de marzo 20 de 1984)
La empresa de transporte no podrá deducir conceptos no autorizados por la Ley (Resolución No. 2113 de abril 23 de 1997)
La empresa de transporte cancelará los valores por el servicio dentro de cinco (5) horas hábiles siguientes a la presentación de los documentos (Resolución No. 2113/97).
La empresa de transporte le deducirá al valor de la movilización (Resolución No. 2113 de abril 23 de 1997)
Los valores aquí establecidos son válidos para carga masiva a granel.
Fuente: Ministerio de Transporte / RESOLUCIÓN No 5004 del 02 de agosto de 2004.



REUTERS DÓLAR $2.338,89 ▲ EURO $2.876,86 ▼ IGBC 4.763,26 ▼ PETRÓLEO WTI US$51,62 ▶ CAFÉ US$1,30 ▼ LIBOR 3,53 ▶ PRIME 6,00 ▶

LA REPUBLICA

DIARIO ECONÓMICO, EMPRESARIAL Y FINANCIERO DE COLOMBIA

MIÉRCOLES 1 DE JUNIO DE 2005 > 3 SECCIONES > 34 PÁGINAS > WWW.LAREPUBLICA.COM.CO > DIARIO@LAREPUBLICA.COM.CO > $1.500

A declarar

Si usted no presentó declaración de renta, pero está obligado a hacerlo, la Dian le recomienda que lo haga lo más pronto porque además de una sanción mínima podrían estar corriéndole intereses.

>1C>2C



Zona Franca

La venta de terrenos de la Zona Franca de Barranquilla está suspendida de manera indefinida mientras la administración y las sociedades que tienen operaciones allí plantean alternativas.

>3B



Negocio de prensa

Con un incremento de 2,1 por ciento en circulación y de 5,3 por ciento en ingresos por publicidad, en 2004 los periódicos en el mundo registraron un mejor comportamiento.

>1B

Lanzan propuesta para salvar Fibratolima

El alcalde de Ibagué, Rubén Darío Rodríguez y el gerente liquidador de Fibratolima, Alberto Valencia, plantearon ayer al gobierno que las deudas que tiene Fibratolima con el Estado y que ascienden a 70.000 millones de pesos, se puedan convertir en participación accionaria.

>1B

ESTADÍSTICAS. En 13 ciudades el nivel de desocupación fue 14,5 por ciento

Tasa de desempleo nacional llegó a 12%

María Gladys Escobar
mescobar@larepublica.com.co
Bogotá

Según los resultados de la Encuesta Nacional de Hogares del Departamento Nacional de Estadísticas (Dane), la tasa de desempleo en Colombia disminuyó en 2,7 por ciento al pasar de 14,7 por ciento en abril de 2004 a 12 por ciento en igual mes de 2005.

Dicha reducción significa que el número de personas ocupadas se incrementó en 349.296 y que el número de desempleados bajó en 574.365. En lo que respecta a las trece principales ciudades del país con sus áreas metropolitanas, el desempleo disminuyó 2,4 puntos, pasando de 16,9 por ciento en abril de 2004 a 14,5 por ciento en igual mes de 2005.

Para el Ministro de Hacienda, Alberto Carrasquilla, la situación de empleo en Colombia viene mejorando por el crecimiento de la industria nacional.

>10A

Ayer y hoy de la carrera séptima de Bogotá





Hasta el pasado lunes festivo el panorama de la carrera séptima, en el centro de Bogotá, era de congestión por la presencia de los vendedores ambulantes que desde ayer fueron objeto de un programa de reubicación y capacitación que permitió la recuperación del espacio público y que es una labor que continuará en el barrio 20 de Julio.

>3A

Vuelco al manejo de liquidez en mercado

El Banco de la República aplicará un nuevo esquema que le permitirá dar un manejo más controlado de la liquidez. Por eso dispuso que el depósito de los recursos del Tesoro Nacional vaya al ente emisor a tasas de mercado. La autoridad monetaria, que no dijo desde cuándo entrará a operar esta fórmula, precisó que también se crearán operaciones Repo a una semana.

>6A

BOGOTÁ. Parte de tranquilidad a 75.000 moradores

Frenan el deterioro en cerros orientales

El gobierno impidió que a las 973 hectáreas de los cerros orientales de Bogotá, que fueron declaradas como zona de sustracción por haber sido apropiadas e, incluso, construidas, se incorporaran otras 200 hectáreas para futuros proyectos, con lo cual el impacto ambiental habría sido peor.

Así lo informó ayer la ministra de Ambiente, Vivienda y Desarrollo Territorial, Sandra Suárez Pérez, al explicar que éste fue otro de los efectos de la resolución 0463 del pasado 14 de abril que redelimitó esta parte de la ciudad y sobre lo cual deberá discertar hoy en un debate al que fue citada la funcionaria a la Cámara de Representantes.



SANDRA SUÁREZ PÉREZ minambiente, Vivienda y Desarrollo Territorial

La Ministra recorrió barrios que componen esta franja de adecuación, como también ha sido denominada, y donde habitan unas 75.000 personas de estratos 1 y 2.

>9A

Asistencia a las salas de cine cayó 16,9%

Mientras creció el número de pantallas de cine en Colombia de 412 a 600, según cálculos para este año, la cantidad de espectadores disminuyó y pasó de 4,48 millones entre enero y abril del 2004 a 3,72 millones en el mismo período de 2005.

La piratería, la falta de películas atractivas, el cine digital en casa y el incremento en usuarios de televisión por suscripción hacen que la frecuencia de ir a cine deje de ser semanal para convertirse en mensual.

>5B

El "no" de Francia impactó al euro


Evolución de la moneda europea
Dólares por Euro
1,36
1,30
1,32
1,32
1,29
1,26
1,21

El euro operó en mínimos de siete meses frente al dólar tras el rechazo de Francia a la Constitución Europea. Los sondeos indican que en Holanda también se votará por el no.

>4A

SISTEMAS. Invertirán $5.000 millones en tecnología

En marcha programa para enfrentar las fallas en la Bolsa

La congestión en los canales de acceso al sistema transaccional de la Bolsa de Valores de Colombia (BVC), que ha propiciado en el último mes cuatro suspensiones de las negociaciones en esta plaza, llevaron a la entidad a hacer pruebas para poner en marcha un plan de contingencia y evitar así traumatismos.

El plan, diseñado de la mano del proveedor al que se le responsabiliza por los recientes inconvenientes, contempla una tercer camino para que los usuarios tengan una nueva ruta de acceso y, de esta forma, impedir que se registren pérdidas en las que puede incurrir una comisionista por estos errores. Las inversiones previstas para enfrentar el problema suman 5.000 millones de pesos.

>8A

Economía en marcha

Combustibles

Gasolina subió $10,03


Alza mensual por galón
127,55
53,63
38,84
38,02
30,20
10,03

El Ministerio de Minas y Energía decretó una nueva alza en el precio de la gasolina que regirá a partir de hoy. Para el caso de Bogotá y su área de influencia, este precio se incrementará 10,03 pesos el galón, fijándose en 5.386,33 pesos y el del Acpm subirá 11,26 pesos por galón, quedando en 3.807,27 pesos.

>9A

Transporte

Copa y AeroRepública

Copa Airlines incrementó a más de 90 por ciento su participación en la empresa colombiana AeroRepública, luego de la compra de pequeñas partes de accionistas nacionales. Directivos de la firma panameña aseguraron que el propósito es que la empresa nacional se constituya en la segunda aerolínea del país a destinos internacionales, después de Avianca.

>2B

Solidario

La Bitácora Solidaria

Las 6.959 entidades de economía solidaria que existen en el país, entre cooperativas, asociaciones mutuales y fondos de empleados, contarán con una bitácora en la que se informará de cómo está el sector y cuál es la normatividad que lo rige. El Director de Dansocial, Alfredo Sarmiento, aseguró que se pretende construir un plan decenal del sector.

>7B

Finanzas

Los intereses de usura


Evolución
Efectiva anual
Variación porcentual
29,23
29,10
28,73
28,79
28,28
Dic./04
Ene./05
Feb./05
Mar./05
Abr./05
May./05
Jun./05

Ocho descensos consecutivos completa la tasa de usura que para junio se sitúa en 28,28 por ciento efectiva anual, según lo dio a conocer la Superintendencia Bancaria. La caída para dicho mes es de 0,25 puntos porcentuales frente a la que rigió en mayo. De igual forma, el organismo de vigilancia y control certificó el interés bancario corriente en 18,85 por ciento.

Índice de páginas

Editorial:	2A	Empresas:	1B
La Tercera:	3A	Mundo:	3B
Mundo:	4A	Nueva Economía:	4B
Financiera:	6A	Pymes:	6B
Actualidad:	9A	Bienestar:	8B
Social:	14A	Clasificados:	1C


7709995001483

❖ "Colombia debe ir a Guayaquil a las negociaciones del TLC": Rudolf Hommes
❖ "La baja del euro frente al dólar es motivo de preocupación": Rodrigo Llorente Martínez

EDITORIAL

Vistazo al mundo

¿La globalización está en crisis? ¿O, en particular, así están los tratados de libre comercio, cuyo reciente "boom" pareciera esfumarse? ¿Y hay problemas de fondo, estructurales, en procesos de integración de los bloques económicos, como la Unión Europea? ¿O estamos al borde de la guerra comercial, ante la negativa de China por revaluar su moneda?...

Tales interrogantes se repiten hoy por doquier, acentuados incluso por el rechazo de Francia a la Constitución de la UE, aunque se esperaba dicha decisión en el referendo. Y claro, allí se ha desatado una honda crisis política mientras algunos analistas auguran el fin del hasta hoy exitoso proyecto de la integración regional, ahora ampliada con nuevos miembros.

El No a la Constitución europea en Francia, la disputa sobre el valor de la moneda china y el TLC con Estados Unidos, tres hechos que guardan estrecha relación.

La China, por su lado, no revalúa el yuan, a pesar de las presiones de Estados Unidos y la UE, hasta el punto de descartar la medida sobre un impuesto a la exportación de sus textiles en retaliación por la fijación de cuotas que parece ir en contra de lo acordado en la OMC.

Ni siquiera en Colombia somos ajenos a tan grave situación internacional. Al fin y al cabo detrás de la crisis del TLC con E.U., en vísperas de la nueva ronda en Guayaquil, están el citado cuestionamiento a los acuerdos de libre comercio, los pocos avances de la OMC en materia agrícola, el debate mundial sobre subsidios, etc., fenómenos a los cuales acá no somos ajenos.

Pero, vamos por partes. Lo de Europa, en primer lugar. Sí hay una crisis del modelo, con graves repercusiones económicas (por ejemplo, en comercio e inversión, ante la caída del euro), que deja mal librada la Constitución de la Unión. No es el fin, sin embargo, de la UE. Recordemos las dificultades que también se presentaron con relación a la moneda única.

Es previsible, entonces, que esta nueva crisis se supere; sólo dilate un poco el tiempo de la integración, y sirva para entender que es mucho más difícil unificar políticas donde está en juego la unidad nacional de los Estados, que en el plano económico, comercial. Europa, en fin, no puede dar marcha atrás, dados *además los avances logrados en las últimas décadas.*

En cuanto a China, existen profundas diferencias culturales, igualmente en materia política (comunismo de mercado, como se sabe), por lo cual su liberalización es gradual, mientras *moderniza sus instituciones y adelanta reformas como la financiera,* paso fundamental hacia la anhelada libertad cambiaria. No hay porqué desembocar en la temida guerra comercial.

Por último, es posible que los acuerdos de libre comercio no estén *en boga y sean objeto de críticas en países como Estados Unidos,* donde se pone en tela de juicio el perjuicio sobre ciertos sectores productivos (verbigracia, azúcar) o la generación de empleo en otros países, en detrimento de los trabajadores nacionales. Pero...

En realidad, el libre comercio es una política prioritaria de la administración Bush, quien hace poco presidió la reunión con mandatarios centroamericanos para impulsar el apoyo del Congreso al Cafta, fuera de su respaldo irrestricto al TLC con *tres países andinos (Perú, Ecuador y Colombia). Se apuesta,* en último término, a la integración continental del Alca.

No podemos, pues, perder de vista el contexto mundial, las tendencias que ahí se imponen, hasta los factores geopolíticos que determinan tales o cuales decisiones, y sobre todo cómo la globalización, en gran medida por el extraordinario desarrollo tecnológico, es un proceso irreversible dentro de una creciente consolidación que exige cambios sin precedentes.

En síntesis, no podemos ir en contravía de la globalización, el libre comercio, los bloques económicos y las nuevas estructuras de poder en formación a nivel mundial, así a veces creamos que todo esto se encuentra en crisis y podría irse al traste en *cualquier momento, como muchos quisieran.*

Todo esto hay que tenerlo en cuenta, de cara a la próxima ronda del TLC en Ecuador.

Hace 50 años en la economía

Junio 1 de 1955

- **Industria pesquera.** Con el fin de desarrollar la industria pesquera y así aprovechar el potencial ictiológico del país, la Corporación de *Defensa de Productos Agrícolas, el Ministerio de Agricultura* y el Comité Nacional de Planeación realizan una serie de estudios para que el sector privado emprenda esa tarea. Para el efecto el gobierno aportaría los elementos necesarios (barcos, etc.) de Icopesca, empresa que fracasó por la desorganización y negligencia de sus funcionarios.

- **Cerramiento de lotes.** La Secretaría General de la Alcaldía de Bogotá dio a conocer las órdenes que existen en cuanto al cerramiento de lotes por urbanizar. Así, para los ubicados en el perímetro urbano *existe la obligación de encerrarlos, mientras los ubicados fuera de ese* perímetro, deberán hacerlo sólo cuando constituyan focos de basuras; por su parte, los ubicados en zonas que se urbanicen deberán contar con vigilante, la cual se debe encargar del aseo en dicho sitio.

Publicidad de la época

- CONVOCATORIA -
COMPAÑÍA DE PETRÓLEO SHELL DE COLOMBIA
Convócase a los accionistas de la compañía a la reunión ordinaria de la
ASAMBLEA GENERAL DE ACCIONISTAS
Que se celebrará en las oficinas de la Gerencia, edificio Cristóbal Colón, carrera 13 No. 13-17, de esta ciudad, oficina 1103, el día 1º de julio del año en curso a las 4 p.m., en la cual se someterá a la aprobación de los accionistas la cuenta final de la liquidación de la compañía.
Este aviso se da para los efectos del artículo 3º del decreto 664 de 1954.
El Liquidador, J. A. Warder

- **Sucursales bancarias.** Sumándose a las otras entidades bancarias que inauguran oficinas en diferentes zonas del país, el Banco del Comercio abrirá la sucursal número 41 en Medellín, donde atenderá todas las operaciones que realiza.

La cifra

$7,5 millones

gastos anuales en cedulación

Ideas liberales

Teniendo en cuenta el origen del vocablo, "liberal" es quien considera que la libertad es valor supremo del cual dimana la dignidad del ser humano; ser llamado liberal, por tanto, debería tener profundas connotaciones positivas. Pero basta añadir el prefijo "neo" para que el término tenga, para muchos, un fuerte acento negativo: insolidaridad con los pobres a los que se abandona a su suerte en la jungla del mercado. Esta fractura del término obedece a que el liberalismo tiene tres dimensiones diferentes. Existe un liberalismo intelectual que consiste en un amplio espíritu de tolerancia, el rechazo a todos los dogmas y la fe en la razón. Hay un liberalismo político que se plasma en la adhesión a los principios de la Democracia, es decir, en la prerrogativa de las mayorías a gobernar, en el respeto de las minorías, en la renovación periódica del poder en comicios universales y libres, y en el sometimiento al Estado de Derecho. Por último, registramos un liberalismo económico basado en la convicción de que el mercado es el gran instrumento de generación de riqueza y bienestar social.



Jorge Humberto Botero
ministro de Comercio

DEL LIBERALISMO INTELECTUAL AL POLÍTICO Y ECONÓMICO.

Es esta tercera modalidad del liberalismo la que causa profundas discrepancias entre los liberales; y no porque sus distintas vertientes repudien el mercado, sino porque quienes se califican como "socialdemócratas" asignan al Estado en materias económicas y, por ende, al mercado, papeles que son bien diferentes de los que creen adecuados aquellos que denominamos "neoliberales".

La vertiente socialdemócrata postula que el sistema fiscal, aparte de generar los recursos necesarios para financiar las cargas públicas, debe cumplir un importante papel redistributivo del ingreso; por eso colocan como eje del sistema al impuesto sobre la renta cuyas tarifas para las empresas deben ser elevadas y, tratándose de personas físicas, de carácter progresivo. Su visión del gasto público suele ser expansiva para permitir el financiamiento de una vasta constelación de programas estatales que permitan, entre otras cosas, combatir el desempleo. No arredra a sus militantes la idea de reprogramar la deuda estatal, en especial si ha sido contratada en el exterior. Su estrategia de desarrollo económico se fundamenta en la protección del mercado doméstico acompañado con la integración con los países hermanos del "sur".

Vayamos a la otra orilla. Las consideraciones de progresividad en el impuesto de renta deben ser moduladas teniendo en cuenta que las tarifas empresariales, cuando son más elevadas que las vigentes en otros países, generan desventajas en la dura competencia por atraer la inversión; y, en el caso de la renta personal, tarifas marginales altas generan evasión o desestimulan el ahorro de quienes, por su nivel de ingreso, tienen la capacidad de realizarlo. Como la dimensión redistributiva del sistema fiscal se da primordialmente por la vía de la focalización del gasto público en los sectores más vulnerables, se propone un impuesto a las ventas aplicable a la generalidad de los bienes y servicios con una o muy pocas tarifas. El Estado no es eficiente creando empleo; debe, por el contrario, ocuparse de crear condiciones adecuadas para que sea el sector privado quien lo ofrezca. El poder acceder a financiamiento para cerrar la brecha entre el gasto total y los ingresos corrientes del Estado es un beneficio sustancial; por consiguiente, honrar escrupulosamente la deuda pública resulta imprescindible. Los neoliberales le apuestan a los mercados externos, en especial a los de los países ricos cuyas economías se complementan mejor con las nuestras.

Sé que simplifico al extremo, pero si otra vez tuviera 17 años agradecería que alguien me aporte estos sencillos elementos de juicio.

¡Que no vayan!

La Sociedad de Agricultores de Colombia (SAC), con el beneplácito del Consejo Gremial, quiere impedir que el gobierno asista a la próxima ronda de negociaciones del TLC en Guayaquil. Han manifestado, para ejercer presión, que no van a asistir a esta reunión porque Estados Unidos no ha querido avanzar en las negociaciones de las condiciones del tratado para el sector agropecuario y tampoco ha querido moverse en lo referente al sector farmacéutico y en general en materia de propiedad intelectual. Están en todo su derecho los grupos de presión del sector privado. Si no quieren ir, que no vayan. En realidad, su presencia en estas negociaciones, como en cualquier tratado comercial es "en el cuarto de al lado" y no en las mesas de negociaciones en donde solamente se sientan los gobiernos. Entonces, *si no van tampoco van a hacer falta.* Lo que no está bien es que traten de asumir un papel protagónico en la negociación porque no les corresponde. La negociación de tratados internacionales le corresponde al ejecutivo y los gremios privados no tienen un papel formal, distinto al que quiera otorgarles el gobierno, que en este caso ha querido invitarlos y tenerlos en cuenta. Pero eso no les da derecho de veto ni los convierte en negociadores.

No sería conveniente que los gremios fueran los negociadores. Representan intereses demasiado específicos y no responden a intereses nacionales más amplios ni tendrían en cuenta las necesidades o aspiraciones de otros sectores, de los trabajadores, de los desempleados o de futuras generaciones, por cuyos intereses tiene que velar el gobierno y nadie más puede asumir ese papel ni esa responsabilidad. En la gestión gremial prevalecen la miopía y una cierta mezquindad. Los gremios defienden el bolsillo, el mercado y los privilegios de sus afiliados y pare de contar. Si César Gaviria y Carlos Andrés Pérez hubieran atendido lo que *les solicitaban los gremios de* ambos lados de la frontera y los más destacados "lobbyistas" de los dos países, jamás hubieran realizado la integración comercial que llevaron a cabo y que permitió que en pocos años se triplicara el comercio entre los dos países y mucho más. El día de la firma del acuerdo acudieron en *masa los empresarios de Colombia* y de Venezuela, así con sus gremios a tratar de impedirlo. Un año más tarde se reunieron en el mismo lugar *con los dos presidentes a celebrar.* Los gobiernos habían vislumbrado correctamente el potencial de comercio binacional y no se dejaron sesgar ni intimidar por empresarios cegatones que sin realizar estudios previos o sin tener en cuenta otros factores distintos a su interés o sus miedos no alcanzaron a percibir las ventajas de un mercado ampliado para ellos mismos.

LA NEGOCIACIÓN DEL TLC LE CORRESPONDE AL GOBIERNO, NO A LOS GREMIOS.

Rudolf Hommes
ex ministro de Hacienda

Esto de los análisis y los estudios es muy pertinente en la actual discusión del TLC. Algunos de los que se han opuesto ferozmente al tratado por razones eminentemente privadas, acusan al gobierno de haber procedido con ligereza *y sin análisis previo a negociar el* TLC sin haber llevado estudios, lo cual no es cierto. Dicen eso para incitar a los legisladores y para que los magistrados opuestos al TLC puedan usar esos argumentos más adelante para parar por esas razones el tratado. Omiten mencionar esas mismas personas si ellos o las empresas que les pagan para hacerle oposición al tratado han realizado un estudio serio sobre los perjuicios que le causaría al país *no llevarlo a cabo.* Tampoco hacen referencia a la responsabilidad que tendrán que asumir con sus empleadores cuando estos perjuicios se materialicen.

No hay problema en presionar a Estados Unidos por no responder a las demandas colombianas. Pero no es el momento adecuado para hacerlo. Al gobierno de Estados Unidos no se le puede pedir en este momento que defina posiciones sobre el tema agropecuario porque los "lobbies" de este sector, tan ciegos e irresponsables como los nuestros, están bombardeando el tratado de libre comercio con Centro América por haberle concedido a los azucareros de dicha región un cupito adicional para exportar azúcar a Estados Unidos, cupo que hay que restarle al mercado protegido de *un par de decenas de productores* de azúcar que tienen fletados a unos cuantos poderosos senadores y representantes demócratas. Haría mal el gobierno de Colombia si no reconoce la situación política en la que se encuentra el gobierno gringo, supuestamente un amigo y un aliado, y se pone a *hacer desplantes como no acudir* a Guayaquil para presionar algo que no va a suceder. Lo cortés no quita lo valiente.

Europa en el filo de la navaja

El referéndum del pueblo francés el pasado 29 de mayo sobre la constitución europea es una prueba importante por la que debe *pasar la UE. Conocido el resultado* negativo de las votaciones, Europa y el mundo en general están a la expectativa por los riesgos que el referéndum ha destapado en la Caja de Pandora de la democracia de Francia, la más sólida y arraigada de Europa, que ha sacudido varias veces la política mundial.

Las oscilaciones de la tasa de cambio del euro han seguido la curva de su prestigio, no solo por el peso económico de esta divisa frente a la cotización de otras importantes monedas como el dólar y el yen, sino por las expectativas de la solidez de las instituciones y de la economía europea. Las recientes bajas de la tasa de cambio del euro frente al dólar norteamericano han sido motivo de *preocupación para* los partidarios de la nueva constitución: El 26 de octubre de 2000 el euro alcanzó su más bajo nivel histórico a 0,8230 con recuperación gradual, y altibajos, en los años siguientes, hasta llegar a un máximo histórico el pasado 30 de diciembre a 1.3666 dólares por un euro. Desde principios de 2005, su cotización ha bajado sensiblemente y hoy día se ubica entorno a 1.26 dólares. En estos resultados se refleja el anémico crecimiento europeo frente al dinámico de Estados Unidos y además se le atribuye este debilitamiento del euro *por el anticipo de* la posible victoria del No en el referéndum francés.

DESTAPADA LA CAJA DE PANDORA DE LA DEMOCRACIA EN FRANCIA.

Rodrigo Llorente Martínez
ex ministro de Hacienda

En este fenómeno también están influyendo el referéndum de Holanda del próximo 1 de junio así como las recientes elecciones anticipadas en Alemania, los que están gravitando en este proceso, que afecta la confianza sobre la moneda única europea.

El No francés tiene un impacto no solo sicológico sobre el futuro de Europa sino que representa un retraso en la construcción institucional de su integración. De no ser aprobada la constitución quedarían vigentes las normas *actuales de los tratados de Niza,* Roma y Maastricht que forman la estructura jurídica de la UE; quedarían de lado las normas nuevas que fijan con precisión los derechos y deberes de los ciudadanos de Europa y también las nuevas creaciones como el establecimiento de un Presidente y un Ministro de Relaciones que representen la UE.

Si el resultado del referéndum francés hubiera sido positivo, se habría consolidado la construcción institucional de la UE, dando así un gran ejemplo de disciplina económica y política al mundo.

LA REPUBLICA
FUNDADORES MARIANO OSPINA PÉREZ - JULIO C. HERNÁNDEZ
PRESIDENTE EJECUTIVO: JORGE HERNÁNDEZ RESTREPO
DIRECTOR: Jorge E. Sierra. GERENTE GENERAL: Ricardo Morales Casas.
Conmutador 4135077. Calle 25 D Bis N° 102 A 63. Oficina Centro 3344768-3422324. Faxes de servicios: Oficina principal 4133725-Oficina Centro 2847377-Redacción 4130003-Publicidad 4130013-Internacional 4130186-Suscripciones 41350 77-Trabajos editoriales 4130251
Regionales: Barranquilla: (5) 3582562- Cali: 6616657-Cartagena: 6648955-Manizales: 8720900-Medellín: 3125393-Pereira: 3245128-Bucaramanga: 6322032.
Año LII N° 17.199 Editorial El Globo S.A. Afiliado a Andiarios / SIP / Colprensa / ISSN 0122-591X. Tarifa Postal Reducida ADPOSTAL N° 16. Vence Dic./2005 - www.larepublica.com.co - diario@larepublica.com.co
Bogotá D.C. Colombia

opinión

LA FRASE DEL DÍA

"No creo que haber sido 'Garganta Profunda' sea algo de lo que haya que estar orgulloso. Uno no debe estar filtrándole información a nadie".

MARK FELT, EX OFICIAL DEL FBI QUE APARENTEMENTE ES EL 'GARGANTA PROFUNDA' DEL WATERGATE

EL PAIS

Fundado el 23 de abril de 1950 por
Alvaro Lloreda Caicedo

Miembro de la Sociedad Interamericana de Prensa y de Andiarios

Director
EDUARDO FERNÁNDEZ DE SOTO

Subdirector de Información DIEGO MARTÍNEZ LLOREDA
Subdirector de Opinión LUIS GUILLERMO RESTREPO S.
Jefe de Redacción LUIS ALFONSO MENA
Jefe de Diseño EDWARD CERTUCHE CASTAÑO

Gerente General
MARÍA ELVIRA DOMÍNGUEZ LL.

Gerente de Mercadeo y Ventas
ALFREDO DOMÍNGUEZ LL.

Gerente Administrativa y Financiera PATRICIA RAYO A.
Gerente de Producción HERNANDO PALACIO L.

Gerente de Circulación
NIXON RICARDO RUIZ C.

LOS ESCRITOS DE LOS COLABORADORES SOLO COMPROMETEN A QUIENES LOS FIRMAN

Conmutador General: 898-7000
Redacción Diurna: 885-7000
Redacción Nocturna: 889-8109/685-7044
Carrera 2 No. 24-46
Cali, Valle, Colombia
Correo Electrónico: diario@elpais.com.co

EL EDITORIAL

La solución es social

Durante más de cinco años, los gobiernos tratan de buscar caminos para desarrollar la vivienda de interés social, VIS. Pese a los esfuerzos y a la creatividad que han derrochado para ingeniar mecanismos que permitan convertir en realidad el propósito, la solución no podrá encontrarse hasta que no se produzcan cambios radicales en su enfoque.

El eje de la crisis crónica que padece la VIS en Colombia está en la falta de recursos. La experiencia ha demostrado que, si bien la estrategia de subsidios puede significar un buen impulso para quienes necesitan de un techo, esto no será suficiente hasta cuando no se pueda garantizarles el acceso al crédito necesario para completar el valor de los bienes que van a adquirir. Y que el Gobierno no tiene herramientas para obligar al sistema financiero a destinar recursos a operaciones de alto riesgo, ni siquiera a rebajar sus índices de rentabilidad. Ese es el primer círculo vicioso que aprisiona la política de vivienda.

El segundo, se origina en la falta de coordinación del propio Gobierno y la ausencia de una política estable y de largo plazo. No hacemos referencia exclusiva a decisiones como la de rebajar el monto de los subsidios buscando cubrir una mayor cantidad de solicitudes, para luego tener que rectificar, como acaba de ocurrir: el más grave obstáculo está en las medidas que toman los entes territoriales, y el interés político que anima muchas de ellas.

El caso de Cali, es patético: esta ciudad presenta una demanda comprobada de más de cien mil familias necesitadas de vivienda. Pero exigencias como las incluidas en el Plan de Ordenamiento Territorial, sumadas a la falta de iniciativa para incorporar al perímetro urbano los más de dos millones de metros cuadrados de los ejidos, han impedido que despegue la VIS. Así, el costo de la tierra, tanto como los requisitos del POT hacen imposible desarrollar en la práctica una actividad que puede ser no sólo una solución a esas familias, sino un generador de empleo de primer orden.

Para enfrentar el problema, el Gobierno propone con frecuencia cambios en sus estrategias, mientras busca acuerdos con los sectores vinculados a la construcción y la financiación de vivienda. Pero muy poco ha logrado, porque carece de instrumentos para obligarlos a cumplir sus compromisos. O no se atreve a tomar decisiones que, como el Plan de las Cuatro Estrategias aplicado en 1970 por el presidente Misael Pastrana, canalicen parte del ahorro público a la financiación de soluciones sociales.

Puede que ese tipo de decisiones no quepan dentro de la ortodoxia económica que hoy prevalece. Pero está comprobado que resuelve una de las más dramáticas carencias de millones de personas. Ante el fracaso de la política sobre la VIS, es bueno preguntar si, antes que la especulación, no es mejor buscar la rentabilidad social que significa volver realidad el sueño de transformar a Colombia en país de propietarios.

MOLINO DE PAPEL

La incapacidad del Inpec

De nuevo la incapacidad del Inpec ha facilitado una fuga masiva de la cárcel Distrital de Yumbo.

Ocho internos aprovecharon la visita dominical para amedrentar con armas de fuego a los tres guardianes encargados de la vigilancia y emprender la huida.

Hecho que se suma al largo historial de hacinamiento e indisciplina denunciados por las últimas administraciones municipales sin obtener respuesta.

Como el allanamiento efectuado en junio de 2003 por el DAS donde descubrieron que hacían falta 35 de los 166 presos registrados en ese entonces.

O el operativo similar realizado tres meses después por la Policía Metropolitana y en el que encontró que otros catorce reclusos se hallaban ausentes.

Lo más preocupante es que esta cárcel, improvisada en una vieja casona, alberga a personas sindicadas por delitos tan graves como homicidio, extorsión y narcotráfico.

Y que con todo y las irregularidades no se avizoran cambios.

Sin donantes de sangre

La Cruz Roja Seccional Valle necesita la ayuda de los ciudadanos debido a que no hay suficiente sangre para atender las emergencias en el suroccidente del país.

Hasta ayer, sólo había cien unidades en el hemocentro de la entidad y lo mínimo necesario son 400 bolsas para los centros médicos de la región.

También es preocupante que mientras debería tenerse un promedio de 3.500 donantes al mes, en mayo se obtuvieron 2.371 bolsas, es decir, hubo un déficit de 1.129 donantes.

Evitar que esa situación se repita debe ser un objetivo de toda la comunidad, que en últimas es la más beneficiada al contar con suficiente sangre almacenada.

También deben acabarse los mitos sobre que al donar sangre se engorda, adelgaza o contagia enfermedades.

Quienes deseen donar sangre pueden ir a la Carrera 38 Bis Número 5-91, o pedir información al número 5184282.

La ciudad les agradecerá ese gesto humanitario, que ahora es una urgencia para los caleños.

La decisión de Holanda

Después del no de Francia a la Constitución europea, hoy Holanda decidirá si acepta o rechaza las normas de la nueva Carta Magna.

Y todo parece indicar que los holandeses repetirán un resultado con mayoría del no, que obtendría el 60% de los votos.

Así, serían dos los países que aplazan los intereses de tener una Unión Europea regida por las mismas normas para todos.

El cual es el tercer paso de la unificación después de lograr un territorio sin fronteras y una moneda única, el euro.

Precisamente, esta moneda se vio afectada ayer con el resultado del domingo y bajó a su valor mínimo de los últimos siete meses frente al dólar, es decir, hasta los 1,2371 dólares.

A pesar de la decisión en Francia, se mantiene el proyecto de establecer un documento constitucional para la región.

Y lo que resta es esperar qué sucederá en los próximos meses con Luxemburgo, Dinamarca y Portugal, donde también se harán referendos.

LUISÉ

La fuga de siempre


CHAO
CÁRCEL DE YUMBO

REGISTRO

Estadísticas: no dan espera


GABRIEL ROSAS VEGA

Aunque la discusión del tema parezca superfluo, es un hecho que la falta de buenas estadísticas entorpece de manera grave el manejo del país. Digo esto, porque de nuevo los colombianos asistimos al espectáculo nada edificante de las disputas que de tiempo en tiempo se presentan entre los gremios de la producción y las autoridades, todo porque cada uno pretende tener la verdad revelada sobre el comportamiento de la producción, la evolución de los precios, la distribución del ingreso, las tendencias demográficas, en fin, los datos que deberían ser el punto de partida para las decisiones.

Mientras el vocero de los industriales dice que la economía pasa por un buen momento, porque así lo revelan las encuestas que ellos realizan, el representante de otro gremio sostiene que las cosas no están bien, pues los síntomas de desaceleración ya se perciben. Empero, lo más complicado no es esta discrepancia entre personeros de intereses particulares. Lo preocupante y muy negativo es la falta de presencia efectiva del agente público en un campo que se remonta en la historia del mundo a los escribas de los faraones del tercer milenio antes de nuestra era.

Con la disculpa que las metodologías son diferentes y hay algunos retrasos en la entrega de la información, se pasa por alto el meollo del problema: en el país no hay una autoridad estadística que garantice la credibilidad y la confianza de los registros. Aquí cada ser humano tiene su propia estadística y a las pruebas me remito. En el Consejo Comunitario en el que una agresiva joven representante de las comunas de Cali se le enfrentó al Presidente, salieron a relucir los datos que ella en su sabiduría recoge para elaborar su beligerante discurso.

Sin temor a exagerar o decir algo inexacto, se puede afirmar que la falta de estadísticas suficientes y la precaria existencia de cuentas nacionales son, entre otras, la causa de las desacertadas políticas y la planeación económica y social del país; pues no se logra la debida consistencia en los objetivos propuestos si se tiene en cuenta la pobreza de los medios disponibles para la programación y el cálculo económico, no solamente del Gobierno sino también de las empresas.

Frente a este planteamiento no habrá quién replique diciendo que en Colombia sí hay contabilidad nacional y que ésta se elabora en términos de flujos, registrando las variaciones que tienen lugar en el transcurso de cada año. Puede que desde el punto de vista formal ello sea cierto; entre otras cosas porque el manejo de las cuentas de la Nación en nuestro país se remonta al Siglo XIX, cuando con el Decreto 77 de 1888 se le encomendó a la Tesorería General de la República "la recaudación e inversión de los caudales públicos". Lo complicado es que tal como lo advierte el profesor Caire de la Universidad de París, "La historia de la contabilidad nacional es ilustrativa del sueño, del olvido y de las amnesias de las cuales testimonia el pensamiento económico. De los ingeniosos precursores a los laboriosos fundadores se abre un bache en el desarrollo de este aspecto de la ciencia económica".

Los esfuerzos de la teoría económica por pasar de lo abstracto a lo concreto mediante la cuantificación de los conceptos y encontrar además de la verificación histórica de sus leyes, otras formas de constatación, cuentan en nuestro medio, es cierto, con una metodología montada sobre la base del documento publicado por Naciones Unidas. No obstante, parte de tales esfuerzos se pierde por cuenta de la falta de rigurosidad y de consistencia de las estadísticas. Por ello la necesidad inaplazable de que los gobiernos se preocupen y presten atención prioritaria a la cuestión de las estadísticas.

CALLE REAL

La agonía del libro


RAMIRO ANDRADE TERÁN

¿Dejará el hombre de leer libros en las primeras décadas de este siglo? Es muy probable. El libro, 'Camino de la sabiduría' como lo bautizaron los chinos, va muriendo. Ha sido reemplazado en buena parte por la pantalla de televisión que acapara todo el tiempo libre y se ha convertido en dueña de la conducta social. Es una triste forma de conocimiento masivo, uniforme y superficial que permite a millones de personas enterarse con sólo apretar un botón de lo que ocurre en su país y el mundo. O deleitarse con la bobería de los "culebrones" mexicanos o colombianos.

En América Latina se lee muy poco. Argentina es el país donde hay un mayor volumen de lectores. Ecuador es la nación donde menos se lee. Cuba, Perú y Bolivia tienen un bajo nivel. En Colombia -con fama de país culto en los tiempos de la "Atenas Suramericana"- sólo un diez por ciento del total de la población lee libros. Somos un país de grandes escritores como García Márquez y pésimos lectores. Los estudiantes de bachillerato ya no leen a Cervantes, Tolstoi, Balzac, Borges o Dumas. En una pulcra tarjeta azul el profesor de literatura les entregará un resumen de la obra de estos grandes de la literatura universal con los que tendrá un misérrimo contacto de dos minutos.

En la pantalla de su computador personal que llegara a usarse tanto como el bolígrafo, cualquiera podrá encontrar breves resúmenes de obras literarias como "Cien Años de Soledad", o "Don Quijote de la Mancha", y quedar "enterado" de lo que sus autores pretendían contar. De otro lado, los autores de textos literarios viven por lo general en los límites de la pobreza y sus derechos de autor no son bien pagados.

Los periódicos se defienden mejor de la decadencia de la lectura. Se vuelven indispensables por la necesidad de sus lectores de conocer los sucesos que afectan su vida diaria. Y por dos platos fuertes: las páginas deportivas y los sucesos criminales, las secciones más leídas de los diarios. Afrontan la competencia de medios de comunicación masiva como la radio y la TV, que bombardean con textos e imágenes que -de otra parte- pueden ser manipulados por sus editores. Lo que Toffler llama las "Infotácticas", que en muchos casos se utilizan para acomodar la información a los intereses de grupos políticos, económicos y sociales.

A quienes hemos pasado por la vida en la maravillosa y excitante tarea de leer, subrayar, anotar y comentar los libros -en íntima comunicación y deleite- nos basta saber que si desaparecen algún día la humanidad habrá llegado a una irremediable etapa de decadencia. Se habrá privado a millones de personas de ese inapreciable legado que está allí, a nuestra mano, para instruir y encantar desde la época en que los monjes los escribieron con letra adornada y paciencia inagotable.

El libro probablemente ganará su batalla contra tantas acechanzas. Entre otras, el elevado valor que tiene y no permite su difusión en sectores débiles de la economía. Quienes hemos vivido con él y convertido su lectura en un regalo inapreciable, nos iremos de este mundo con este amigo irremplazable que nos espera en la biblioteca y el velador de la alta noche.

economía

finanzas

Igbc

Ayer 4.763,26
Viernes 4.782,11
Variación .... -0.39%

4.934,93 · 4.890,83 · 4.872,84 · 4.713,02 · 4.763,26

May.10 May.12 May.19 May.24 May.31

El Indice General Bolsa Colombia, Igbc, cerró en 4.763.26 puntos, con un baja de 0,39%, informó la Bolsa de Valores Colombia, BVC. .. En la jornada las operaciones sumaron $6.599 millones.
En el mes que terminó ayer las operaciones en las 20 ruedas que hubo en la BVC sumaron $360.704 millones.
Frente al cierre de abril, el Igbc se contrajo en 2,17%, equivalente a 132.55 puntos menos.

acciones transadas en la BVC

Acción	Precio Cierre	Variación diaria %	Volumen Millones $	Valor Patrimonial	Bursatilidad (IBA)
BAVARIA	43.000,00	-2,05%	1330,97	19228,95	ALTA
CARULLA	12.020,00	-0,17%	1250,50	10431,45	MEDIA
SURAMINV	8.500,00	-0.23%	853,20	9322,11	ALTA
PAZRIO	17,90	1,13%	482,01	36,07	ALTA
BCOLOMBIA	8.350,00	-1,07%	371,18	3370,87	ALTA
PFBCOLOM	8.350,00	-0,12%	363,66	3370,87	ALTA
CHOCOLATES	8.300,00	0,00%	332,78	5566,11	ALTA
CORFINSURA	9.050,00	0,11%	284,70	8149,57	ALTA
ISA	2.410,00	0,00%	268,39	2765,58	ALTA
COLINVERS	10.600,00	-0,56%	231,52	16684,47	ALTA
ARGOS	20.900,00	0,00%	166,81	23258,45	ALTA
BOGOTA	17.640,00	-0,79%	133,73	5178,08	ALTA
SUPERIOR	325,00	-0,31%	117,81	84,99	MEDIA
CORFIVALLE	4.500,00	0,45%	117,10	5650,18	ALTA
GRUPOAVAL	325,00	-0,31%	109,19	251,69	ALTA
PVETB	497,00	-0,60%	82,93	583,50	ALTA
INTERBOLSA	3.345,00	0,00%	43,49	4327,00	MEDIA
GASNATURAL	29.020,00	0,00%	29,02	16204,89	BAJA
OCCIDENTE	13.500,00	0,00%	11,14	4904,46	MEDIA
CARIBE	16.000,00	0,00%	8,40	20856,45	ALTA
DIACO	1.320,00	-2,22%	5,74	1471,04	MEDIA
TABLEMAC	1,48	0,00%	2,59	5,08	MEDIA
ADMINVER	135,00	0,00%	1,61	142,66	BAJA
FABRICATO	17,00		0,83	86,54	MEDIA
VALBAVARIA	365,00	0,00%	0,21	384,88	MEDIA

Devaluación

Corrido mes .... -0,41%
Corrido año .... -2.13%
Ultimos 90 días 0,65%
Ultimos doce meses .... -14,17%

Inflación

Enero-diciembre 2004 .... 5,50%
Abril de 2005 .... 0,44%
Año corrido 3,09%
Ultimos doce meses 5,01%

Tasas de interés

Vigentes para la semana comprendida entre el 31 de mayo y el 5 de junio de 2005.

DTF Efectiva anual 7,12%
Trimestre anticipado 6,82%
Timestre vencido 6,94%
CDT 180 días 7,92%
CDT 360 días 8,19%
TCC Efectivo anual 7,75%
Tasa de Usura (E.A.) 28,88%
Prime Rate (seis meses) 6,00%
Libor (seis meses) 3,51%

bolsas en el mundo

Indice	Precio	Var.(%)
Dow Jones	10.537	0,76
Nasdaq	2.071	1,03
Londres (Ftse-100)	4.971	-0,22
París (CAC-40)	4.120	-0,34
Francfort (DAX	4.460	-0.44
Milán (Mibtel)	24.264	-0,33
Madrid (Ibex-35)	9.427	-0.42
Buenos Aires (Merval)	1.458	0,58
Lima	3.848,09	1,74
México	12.964	-1,50
Santiago	1.968	-0,04
Caracas	22.605	-1,12
Sao Paulo (Ibovespa)	25.207	-0.85

Las bolsas de Wall Street cerraron ayer en Nueva York a la baja, afectadas por la caída del euro que se produjo como consecuencia del triunfo del "no" en el referéndum francés sobre la Constitución europea.
El indicador general del mercado tradicional, el Nyse, que la jornada pasada avanzó 20,43 puntos, restó 50,57 unidades o un 0,7% hasta los 7.134,33 puntos.
El volumen de negocios fue de unos 1.840 millones de acciones en el Nyse y de 1.657 millones en el Nasdaq.
Entre las acciones que cambiaron de manos en el mercado tradicional, las de 1.681 empresas subieron, las de 1.609 bajaron y las de 156 se mantuvieron sin cambios.

INVERSIÓN. Corporación Andina de Fomento aprobó nuevo préstamo por US$150 millones

Colombia obtiene más crédito para obras viales

Los recursos serán utilizados por el Invías para financiar el denominado 'Plan 2.500', que pretende mejorar la red nacional de carreteras. El Gobierno también solicitó crédito al Japón para el túnel de La Línea

La Corporación Andina de Fomento, CAF, aprobó ayer un crédito de US$150 millones a Colombia para financiar las obras del denominado 'Plan 2.500', con el que el Gobierno se propone mejorar y modernizar la infraestructura vial del país.

El préstamo de la CAF se utilizará para la pavimentación de vías, en su mayoría secundarias y terciarias, y la distribución de los recursos estará en manos del Instituto Nacional de Vías, Invías.

"Desde hace años y por razones de insuficiencia de recursos, en Colombia se observa un deterioro de las carreteras secundarias y terciarias, lo que ha generado altos costos de operación vehicular y tiempos de viaje que atentan contra las condiciones del traslado de mercancías y pasajeros, afectando la productividad del país", sostuvo la CAF en un comunicado oficial.

El Programa de Infraestructura Vial y Desarrollo Regional tiene como objetivo también el mantenimiento de los principales corredores del país. Se proyectan trabajos en más de 2.500 kilómetros de carreteras.

La CAF es una institución financiera multilateral cuyos accionistas son la Comunidad Andina de Naciones, CAN, integrada por Bolivia, Colombia, Ecuador, Perú y Venezuela.

También son accionistas Argentina, Brasil, Costa Rica, Chile, España, Jamaica, México, Panamá, Paraguay, República Dominicana, Trinidad y Tobago, Uruguay, y 16 bancos privados de la región.

Ayer, la entidad también aprobó un segundo préstamo para Colombia por US$24,77 millones, con destino a financiar *programas de salud*.

De otro lado, el Gobierno también confirmó ayer que solicitó créditos al Japón para concluir el túnel de La Línea y completar las obras adicionales que requiere ese proyecto.

El presidente Álvaro Uribe Vélez sostuvo que la idea es mostrar a la comunidad financiera internacional que la obra ya está en marcha, para así facilitar la búsqueda de financiación.

más allá de la noticia

Guía de servicios

TURISMO.

¿Qué es Hoteles Estelar S.A.?

Hoteles Estelar S.A. es la primera cadena del sector en Colombia, que opera trece de los principales hoteles del país, en Bogotá, Medellín, Cartagena, Armenia, Manizales, Paipa y Buenaventura. Entre los más reconocidos figuran *El Poblado Plaza*, *La Fontana* y *El Hotel Estación*. Igual tiene alianzas con sus similares Oro Verde y Swiss Hotel, de Perú y Ecuador, así como con el Hotel Centro Lido, de Caracas. Ahora, esta nueva alianza con la cadena mundial Intercontinental, la celebrará el 8 de junio con un encuentro social de las fuerzas vivas de la ciudad en el hotel y con la presentación de Andrés Cepeda. Igualmente, invertirá $6.700 millones de pesos en la remodelación del Hotel Intercontinental, que incluye habitaciones para personas discapacitadas.

Pico y placa

Hoy Junio 1	Mañana Junio 2
1 y 2	3 y 4

Recuerde que...
Con motivo de la celebración de los 60 años de la Universidad del Valle, entre hoy y el domingo próximo se realizará la IV Bienal Nacional de Cuentería Andrés Miranda y el II Comiendo Cuento.
La muestra nacional universitaria y popular de narradores orales busca dar a conocer, promocionar y divulgar el arte de la cuentería y la narración como medio educativo y comunicativo de esta expresión.
El evento se iniciará *hoy*, a las 7:00 p.m., en el Teatro Municipal "Enrique Buenaventura" con la presencia de todos los narradores invitados que dejarán sus historias en la imaginación de los asistentes.
Así mismo, se han establecido otros espacios para la tradición oral como el perol en la Univalle, la butaca en la Universidad Nacional de Palmira, Casa Proartes, Tierra Mestiza, entre otros.
Esta manifestación cultural, también será llevada a varias comunas de la ciudad como el Distrito de Aguablanca, Terrón Colorado y Siloé, para que los caleños puedan disfrutar y así descentralizar el evento y darle una mayor participación a la comunidad en general.

Estado del tiempo
Según la CVC, se prevé lloviznas aisladas en la zona andina y más generalizadas en el Litoral Pacífico.
En la capital del Valle, habrá lloviznas en la ladera.
La temperatura máxima será de 29 grados centígrados y la mínima de 19 grados centígrados.
Fase de la luna: cuarto menguante.

BUSES INTERMUNICIPALES
Expreso Bolivariano: 6685234/94
Cali-Bogotá: Sale todos los días de 7:00 a.m. a 11:00 a.m., cada hora.
Cali-Medellín: dos buses diarios, a las 10:30 a.m. y 11:00 p.m.
Cali-Ibagué-La Dorada-Bucaramanga-Cúcuta: tres buses diarios, a las 2:00 p.m.; 4:00 p.m. y 8:00 p.m.
Cali-Popayán-Pasto-Ipiales: toda la noche y toda la madrugada desde las 6:00 p.m. hasta las 9:00 a.m. (cada dos horas aproximadamente)
Cali-Ibagué-Neiva: Dos buses diarios, a las 9:30 a.m. y a las 8:30 p.m.

Expreso Palmira: 6685351
Cali-Bogotá: sale cada hora desde las 5:30 a.m. hasta las 7:30 p.m. Hay un último bus que sale a las 11:30 p.m. también hay un bus que sale a las 3:30 a.m.
Cali-Medellín: sale a las 10:00 a.m. y a la 1:15 p.m. También hay salidas *a las 9:00 p.m. y a las 10:00* p.m.
Expreso Brasilia: 6670902
Cali-Medellín: sale a las 8:00 a.m.
Cali-Pasto-Ipiales: sale a las 3:30 a.m.
Cali-Medellín-conexión Costa Atlántica: sale a la 1:00 p.m.
Cali-Bucaramanga-Cúcuta: sale a las 4:30 p.m.
Cali-Bogotá: 8:00 p.m.
Expreso Trejos: 6688330
Cali-Medellín: sale cada hora desde las 7:20 a.m. hasta las 6:20 a.m.
Cali-Manizales: cada hora desde las 4:30 a.m. hasta las 6:30 p.m.
Cali-Armenia: cada hora desde las 5:45 a.m. hasta las 5:45 p.m.
Cali-Buenaventura: despacho cada veinte minutos de taxis desde las 4:00 a.m. hasta las 7:00 p.m.

DROGUERÍAS 24 HORAS
- Comfandi Guadalupe: Calle 10 No. 56-05 Tel: 3319400
- Comfandi Imbanaco: Carrera 38 Bis No. 5B 4-21 Tel: 5567684 - 5570474
- Comfenalco: Calle 5 No. 6-63 Tel: 5244040
- Drogas La Rebaja Avenida 6 N No. 17N-76 Tel: 6612418 - 6601451

HOSPITALES Y CLÍNICAS
- Clínica Centro Médico Imbanaco: Carrera 38ª No. 5ª-100 Tel: 5186000.
- Clínica Comfandi Tequendama: Calle 5ª No. 42-15 Tel: 5846464/00
- Clínica de Fracturas: Avenida *Roosevelt No. 42-38. Tel. 5536657.*
- Clínica de Occidente: Calle 18 No. 5N-34 Tel: 6603000 - 6601284
- Clínica Fundación Valle del Lili: Carrera 98 No. 18-49 Tel: 3319090
- Clínica Nuestra Señora de los Remedios: Avenida 2 N. No. 24-157 Tel: 6081000
- Clínica Santillana: Carrera 46 No. 9C-85 Tel: 5134686
- Clínica Rafael Uribe Uribe: Avenida 3 Bis No. 24-150 Tel: 6686050
- Hospital de San Juan de Dios: Carrera 4 No. 17-67 Tel: 8862222
- Hospital Mario Correa Rengifo: Carrera 78 Oeste No. 2ª-00 Tel: *3180020*
- Hospital Psiquiátrico: Calle 5 No. 80-00 Tel: 6821800
- Club Noel: Calle 5 No. 22-76 Tel: 5578400 - 5573384
- Universitario del Valle: Calle 5 No. 36-08 Tel: 5540700 - 5540800
- Carlos Carmona: Calle 39ª No. 43-00 Tel: 3280847
- Carlos Holmes Trujillo: Calle 72U No. 28E-00 Tel: 4374012/19/21
- Cañaveralejo: Calle 3 Oeste carreras 12 y 14 Tel: 8937470
- Joaquín Paz Borrero: Carrera 7ª Bis Calle 72 Tel: 6629947/48

PRIMEROS AUXILIOS
- Línea de toxicología: 5543543
- Línea de Ayuda para niños: 106

TELÉFONOS DE EMERGENCIAS
- Policía: 112
- Gaula Policía: 165
- Gaula Ejército: 147
- Línea antiterrorismo: 8960559
- Tercera Brigada: 3307161
- Cruz Roja: 132 - 5184201
- Bomberos: 119
- DAS: 6650323 - 6643809
- Fiscalía: 6616100
- Tránsito: 127 - 4477185
- Defensa Civil: 5513593

REMEMBRANZAS. *Gestores del Intercontinental Cali evocan la historia de su fundación y construcción*



Media historia de Cali ha pasado por el Intercontinental Cali por cuanto ha sido el sitio emblemático de reunión de personajes ilustres o famosos, de ejecutivos de negocios y sede de los grandes eventos de la ciudad. ESPECIAL PARA EL PAÍS

El 'Inter' entra en una etapa 'Estelar'

La edificación surgió como una necesidad de cumplir con un compromiso adquirido al obtener la sede de los VI Juegos Panamericanos. Con cuotas de diez mil pesos se inició la obra en 1969.

Por Aida Livey Mera
Reportera de EL PAÍS

La construcción del Hotel Intercontinental estuvo signada por el crudo invierno que golpeó a Cali entre 1969 y 1971. "Desde que empezamos hasta que se inauguró el hotel no paró de llover. Tanto que la primera llamada que recibía todos los días era la de Manuel (Carvajal) para preguntarme qué tal me había parecido el aguacero de la noche anterior. Al mediodía me volvía a llamar para saber cómo veía la lluvia de la mañana. Y por la noche repetía el proceso para saber qué obstáculos habíamos encontrado con la llovedera por la tarde y cómo nos podría afectar la de la noche".

Así evoca esa contingencia Alfonso Holguín Beplat, el interventor de la construcción del Hotel Intercontinental, obra que obedeció a la urgencia de cumplir con un compromiso adquirido cuando Cali obtuvo la sede de los VI Juegos Panamericanos de 1971.

El diluvio no fue sólo de agua. Los gestores del proyecto también lucharon contra la lluvia de *críticas de los pesimistas* que creían que construir un hotel de esa dimensión en una ciudad que no era turística era imposible.

El hotel más grande que Cali *tenía entonces disponía de 75* habitaciones y no había cama dónde alojar a los turistas. Fue cuando, a instancias de don Manuel Carvajal, se reunieron 20 *'prohombres'* de Cali *y se le midieron* al reto creando la Juntade Prohoteles S.A. y aportando cada uno diez mil pesos de la época.

Hoy, el hotel que marcó la ciudad *porque allí se desarrollaron* los eventos más importantes de la comarca en los últimos 35 años y se han alojado los protagonistas de ese devenir, pasará a ser *operado por Hoteles Estelar* S.A., la primera cadena hotelera del país en patrimonio y en utilidades, presidida por Eduardo José Victoria.

Una alianza con la cadena Intercontinental permitirá que siga llevando su marca Intercontinental Cali. Pero ahora, el 'Inter' como se le conoce coloquialmente, llevará como apellido el lema "Un hotel estelar".

En una tertulia un tanto ayerona, el historiador Nicolás Ramos, uno de esos gestores, recuerda que el hotel iba a ser construido, no donde está ahora, sino al frente, en lo que hoy se conoce como Urbanización Mónaco, arriba de la loma.

Incluso rememora que se hicieron los estudios –por un señor Smith y costaron US$20.000–, pero había un problema de una *sucesión* y Manuel *dijo*: "Si nos ponemos a esperar, no lo vamos a hacer nunca". Y como en tantas otras cosas, el patriarca de los Carvajal parece que fue visionario, *pues la sucesión de marras* como que aún no se ha resuelto, anota Ramos con mucho humor.

Como el periodista Alfonso Bonilla Aragón -quien ejerció *como gerente encargado de* medio tiempo- tenía una lista de 70 posibles sitios donde se podía construir el hotel, retomaron la opción de El Amparo, un *seminario que quedaba en el barranco* de los Martínez (Hernán Martínez Satizábal).

Mr. Smith volvió a hacer el estudio por el cual cobró otros US$20.000, *para un hotel de 250* habitaciones y vaticinó cuántas más iba a necesitar en tantos años, cálculo que resultó enteramente ajustado a la realidad.

De acuerdo con *las reminiscencias* de Jorge Herrera Barona, director de los Juegos Panamericanos, organización que aportó $10.000, la obra se empezó a construir con $32.900.000, costo que se triplicó porque al terminar ascendía a $100 millones.

Los gestores se vieron en aprietos para cumplir con el presupuesto, tanto que la Gobernación les prometió otros $10.000, pero como les quedó mal, al final el gobernador Marino Renjifo Salcedo les dijo: "Les doy la plata, pero me la devuelven en acciones". Por eso hoy, el Departamento es propietario de un 5% de la participación accionaria.

La obra en sí fue difícil. "Por fortuna encontramos una eficiente firma constructora como Cuéllar Serrano Gómez, pero *hubo una crisis de arquitectos* y de materiales que tocó 'importar' de Bogotá, donde varias empresas– como los Rivera Concha– nos colaboraron. Al terminar, *encontré facturas de concreto con* un recargo del 10% porque lo traían de noche", recuerda Fernando Cruz Losada, uno de los primeros gerentes del hotel.

Era *claro que era importante* que el hotel fuera operado por una cadena internacional precisamente para que se ciñera a las exigencias de la organización de *los juegos -y también "para estar* seguros de que iban a cambiar las sábanas entre un huésped y otro"-, dice Nicolás Ramos.

"Esta cadena bautiza sus hoteles con el nombre de la ciudad al final, pero cuando colgamos un aviso que decía 'Hotel Cali Intercontinental', hubo un gran debate y tuvimos que convencer a los opositores de que había que cumplir la norma", apunta Cruz.

Cuando finalmente se aceptó que se llamaría Hotel Intercontinental Cali, Manuel Carvajal dijo: "Eso es lo más cacofónico que he escuchado, pero no podemos parar el hotel por un nombre", trae a colación Ramos.

"Ese sueño que estos 'patricios' tuvieron de fundar un gran hotel para Cali, se hizo realidad con un operador internacional, pero hoy llega a su total culminación porque va a ser operado por una cadena colombiana como lo anhelaron ellos", anota Eduardo José Victoria, quien vislumbra grandes proyectos para hacer del Hotel Intercontinental un Hotel Estelar.



HOTEL C

La construcción del 'Inter' se hizo a marchas forzadas y exigió jornadas diurnas y nocturnas. FOTO | EL PAÍS

gestores hablan

Nicolás Ramos, historiador.

"Manuel hacía las gestiones y nos llamaba a cada uno a informarnos. Arrancamos con el temor de que sería lo único que no estaría listo para la inauguración de los Juegos, pero fue lo primero que se terminó".



Jorge Herrera Barona, ex director de los Juegos Panamericanos.

"El hotel fue terminado en dos años. Pero lo más importante fue el cambio de actitud de la gente de una Cali derrotada que demostró que sí podía lo que se proponía".

Fernando Cruz Losada, ex gerente.
"En lo financiero nos dieron la mano Corfivalle, *el IFI, Corficolombiana y hasta* Antonio Obeso, que cuando Manuel le preguntó por el lote de atrás, dijo: ponga el precio usted".

Alfonso Holguín **ingeniero interventor.**

"No existían *planos, Iban* llegando a medida que íbamos subiendo los pisos. Cada día salía una sorpresa e improvisábamos, como con el aire acondicionado".

FILE No. 823437

MIÉRCOLES, SANTIAGO DE CALI, 1 DE JUNIO DE 2005 www.elpais.com.co | $ 1.500

EL PAIS

EL DIARIO DE NUESTRA GENTE



FASCÍCULO JUAN PABLO II

cuadernillo a

LECTÓMETRO

Encuesta de elpais.com.co que obtuvo 892 votos, cerrada a las 4:30 p.m. del 31 de mayo.

EDITORIAL

"La solución es social"

"Exigencias como las incluidas en el Plan de Ordenamiento Territorial, sumadas a la falta de iniciativa para incorporar al perímetro urbano los más de dos millones de metros cuadrados de los ejidos, han impedido que despegue la vivienda de interés social". **A8**

REFORMA

Tope a pensiones se adelantaría

La Comisión Primera del Senado aprobó anoche en séptimo debate que el techo a las pensiones se aplicará a partir de la aprobación del proyecto. **A10**

cuadernillo b

TRANSPORTE

Ley para buses, 'a paso lento'

Amplían plazo para que las empresas de buses intermunicipales y de servicio especial instalen los dispositivos que regulan la velocidad en sus vehículos. **B1**

COCA

Protesta campesina en El Dovio

Los campesinos aseguran que no se les consultó sobre la erradicación de cultivos ilícitos en la región. **B3**

cuadernillo d

FÚTBOL

Colombia cayó ante Inglaterra

Con un apretado marcador de 3-2, la Selección Colombia marcó el final de una lucha que libró de comienzo a fin, en el partido amistoso cumplido ante Inglaterra. **D1**

BÉISBOL

Rentería se anotó un jonrón

El colombiano Édgar Rentería fue elegido como el mejor jugador de la semana en la Liga Americana. **D2**

MASACRE. El dolor se apoderó de los habitantes del corregimiento Aguaclara



GUERRA. Casos de leishmaniasis aumentaron 391%

Patologías tropicales 'emboscan' a soldados

Enfermedades como la leishmaniasis y el paludismo dejaron fuera de combate a 3.695 soldados durante el 2004.

La leishmaniasis, el paludismo, la fiebre amarilla y el 'mal de chagas' bien podrían definirse como el otro enemigo a vencer en el campo de batalla por parte de los soldados colombianos.

El año pasado, 3.163 hombres resultaron afectados de leishmaniasis, por lo que tuvieron que ser evacuados de sus áreas de operación.

Anualmente, el Ministerio de Protección Social gasta diez mil millones de pesos en la adquisición de glucantine, un medicamento que sirve para curar esta enfermedad. **A4**

VALLE.

Gobernador y Asamblea, cada día más lejos

Ayer se agravó el distanciamiento que desde hace algunos meses existe entre la Asamblea del Valle y el gobernador Angelino Garzón, al fracasar una reunión convocada por éste.

A la cita con el Mandatario, *en la que se pretendía llegar a* un acercamiento, sólo asistieron 8 de los 21 diputados.

Los asambleístas argumentaron que no fueron a la reunión al considerar que ésta no debía ser secreta y que los temas de la región deben discutirse abiertamente.

Algunos de los políticos que se entrevistaron con el Gobernador lamentaron la negativa de sus colegas. **B3**

PAZ. Gobierno definió el sitio de prisión del jefe paramilitar

150 hombres vigilarán reclusorio de 'Don Berna'

En una finca de 800 metros cuadrados, ubicada en el municipio de Valencia, cerca de Ralito, permanecerá Diego Murillo. Entre tanto, hoy, en las comisiones Segunda de Senado y Tercera de Cámara se discute artículo sobre sedición, del proyecto de Justicia y Paz. **A3**

ECONOMÍA. En abril la desocupación bajó a 12%, dijo el Dane

El desempleo en Colombia continúa en descenso

Más colombianos consiguieron empleo en el último año. El número de ocupados pasó de 17.379.964 en abril de 2004 a 17.729.260 en igual mes de 2005, de acuerdo con el organismo estatal. **A6**

CALI.

El centro de convenciones por fin será una realidad

El nuevo centro de convenciones definitivamente se construirá en la zona industrial de Yumbo.

Así quedó establecido luego de que se anunciara que Meléndez S.A. donó un lote de 80.000 metros cuadrados en la *zona de Arroyohondo.*

"Este proyecto va a ser un elemento que generará empleo, moverá la economía regional e incrementará el Producto Interno Bruto de la región en 1,5 puntos", indicó Julián Domínguez, presidente de la Cámara de Comercio.

En enero de 2007 estará lista la primera etapa de este centro de convenciones regional. **B1**

GENTE. Habla diseñador de Miss Universo

"Colombia aún no me conoce"

"Natalie Glebova es mi primera reina". "A Alfredo (Barraza) le aprendí la lección completa para vestir reinas", dice el creador bogotano. **C1**

TESTIMONIO. Se revela un secreto de tres décadas

'Garganta Profunda' era un agente del FBI

Mark Felt, hoy de 91 años, se mostró ante el mundo como el hombre que sirvió de fuente de información de los periodistas que investigaron el caso Watergate. **A5**

EMERGENCIA. Dos semanas más de invierno



HOTELERÍA.

El 'Inter', en una era 'Estelar'

El Hotel Intercontinental Cali comenzará hoy una nueva era cuando comience a ser operado por la cadena Hoteles Estelar.

Sin embargo, el 'Inter' conservará el nombre que lo posicionó como su epicentro social, cultural y económico de la ciudad en los últimos 35 años, gracias a una alianza con la cadena mundial Intercontinental, que lo mantendrá mediante una licencia de marca.

Sus gestores evocaron el proceso de fundación del hotel, que surgió como una exigencia para poder realizar los VI Juegos Panamericanos de Cali, en 1971. **A2**

EL PAIS
El Diario de nuestra gente
7 707121 700354
$ 1.500

RIDER 2

Brochure informing about Counselorship for the Financial Customer.


FILE No. 823437
CORPORACION
FINANCIERA DEL VALLE S.A.
Defensor del Cliente Financiero

La Defensoría del Cliente Financiero

El Defensor del Cliente Financiero es un mediador y conciliador de los conflictos que se generen en las relaciones bancarias y financieras de los clientes o usuarios y las entidades financieras, cuando estos consideren que la entidad financiera ha actuado en forma injusta o contraria a las buenas prácticas y usos financieros.

Si usted tiene algún reclamo en contra de la Corporación Financiera del Valle S.A. y la respuesta no ha sido satisfactoria, o simplemente no ha habido respuesta alguna, la Defensoría del Cliente Financiero está para ayudarlo a resolver cualquier problema con la entidad.

Reclamos o Quejas que puede resolver el Defensor del Cliente

- Cuando la reclamación no supera los cien (100) salarios mínimos legales mensuales vigentes.
- Está dirigida contra la Corporación Financiera del Valle S.A.
- No han transcurrido más de tres (3) años desde la ocurrencia del caso.

Reclamos o Quejas que NO puede resolver el Defensor del Cliente

- No corresponde o no está directamente relacionada con el giro ordinario de las operaciones autorizadas a la entidad financiera.
- Las concernientes al vínculo laboral.
- Aquellas que se deriven de la condición de accionista de la entidad.
- Las relativas al reconocimiento de pensiones, o al pago de indemnizaciones o sumas aseguradas del contrato de seguros.
- Las que se refieren a cuestiones que se encuentren en trámite o hayan sido resueltas en vía judicial, arbitral o administrativa.
- Aquellas que correspondan a la decisión sobre la prestación de un servicio o producto, la celebración de un contrato y sus condiciones, o la vinculación o admisión como cliente.
- Las que se refieran a hechos sucedidos con tres (3) años de anterioridad o más, a la fecha de formulación de la queja.
- Las quejas que tengan por objeto los mismos hechos y afecten a las mismas partes y que hayan sido objeto de decisión previa por parte del Defensor del Cliente.

- Las quejas cuya cuantía individual, sumados todos los conceptos, superen los cien (100) salarios mínimos legales mensuales *vigentes al momento de su Presentación.*

- Si la reclamación es para el reconocimiento de perjuicios diferentes a la aplicación de cláusulas penales o normas con carácter de Ley y que determinen el monto de la indemnización.

Procedimiento para utilizar el servicio

Cuando usted tenga una queja, en principio, debe presentarla en la dirección física o electrónica de las oficinas de la Corporación Financiera del Valle S.A. que aparecen al respaldo. No obstante lo anterior, ésta podrá ser presentada a la Defensoría del Cliente Financiero en las oficinas de la entidad.

Si usted considera que la decisión de la entidad es contraria a sus intereses, podrá presentar la reclamación al Defensor del Cliente (por escrito) en la que debe incluir:

- Sus datos de identificación, dirección, número telefónico, fax o correo electrónico.

- Si presentó reclamación previa ante la entidad, la oficina en la cual lo hizo, indicando la fecha de esta.

- *Hechos, razones y causas de la reclamación.*

Solución concreta que espera de la entidad.

Admitida su reclamación por la Defensoría del Cliente Financiero, el Defensor informará a las partes en un término de cinco (5) días hábiles contados desde el día siguiente al recibo de la queja si el asunto es de su competencia o no.

Si para establecer la competencia el Defensor requiere conocer datos que debe facilitarle la entidad reclamada o el cliente o usuario, se comunicará con la parte correspondiente a fin de que alleguen la información requerida. Esta respuesta debe darse dentro de un plazo de quince (15) días hábiles, contados desde el día siguiente en el que se remita la solicitud. Transcurrido este plazo, si el cliente no aporta la información requerida se entenderá desistido el caso, sin perjuicio de que posteriormente decida tramitar su reclamación con la información completa.

Admitida la queja, el Defensor dará traslado de ella a la respectiva entidad, a fin de que allegue la información y presente los argumentos en que fundamenta su oposición.

En este evento la entidad dará respuesta en un término de quince (15) días hábiles, contados desde el día siguiente en que se le remita la solicitud de información, término que se ampliará hasta por otros cinco (5) días hábiles, en caso de requerirse información de terceros ajenos a la entidad.

El Defensor estudiará la información aportada por las partes y tomará la decisión en un término que en ningún caso podrá ser superior a quince (15) días hábiles, contados desde el día siguiente en que cuente con todos los documentos necesarios para resolver la queja.

El trámite de la reclamación se suspenderá de inmediato en el supuesto de que el reclamante opte por acudir a la vía judicial.

El reclamante podrá desistir de su queja en cualquier momento, así mismo la entidad podrá rectificar libremente su situación con el cliente en cualquier momento anterior a la decisión del Defensor del Cliente. En ambos casos se pondrá tal situación en conocimiento del Defensor del Cliente.

Su reclamación será tratada con absoluta confidencialidad y el Defensor del Cliente Financiero solo podrá revelar su identidad a la entidad involucrada.

Solución a su Problema

La solución será comunicada por escrito, tanto al cliente como a la entidad, la cual en caso de aceptar el fallo del Defensor está obligada a cumplir su contenido dentro del plazo que el Defensor señale.

La aceptación de la resolución por parte del cliente es de carácter voluntario, exigiéndose como requisito previo a la ejecución de Ésta, que declare por escrito la aceptación de la resolución proferida por el Defensor en un plazo de quince (15) días comunes. Transcurrido dicho término sin respuesta del cliente, se entenderá que rechaza el contenido de la resolución. Si es aceptada, se procederá a la firma de un acuerdo de transacción.

El cliente inconforme con el contenido de la resolución, bien porque ha transcurrido el plazo para la aceptación o porque ha comunicado su negativa de aceptarlo, estará libre para entablar las acciones legales que puedan corresponder.

Defensoría del Cliente Financiero

Defensor Principal: Darío Laguado Monsalve
Defensor Suplente: Rosa Lucia Girado
Calle 70 A No 11 83 Bogotá
Tels: 543 98 50 / 235 16 04 / 249 25 97
Fax: 543 98 55
E-mail: dario@defensorialaguadogiraldo.com.co

Oficinas de la Corporación Financiera del Valle S.A.

Cali
Oficina Principal
Clle 10 No. 4 - 47 Piso 23
Oficina Chipichape
Centro Comercial Chipichape
Oficina Sur Unicentro
Centro Comercial Unicentro local 215

Bogotá
Oficina Principal
Carrera 7 No. 71 - 21 Torre A Piso 8 y 9
Oficina Banca Privada
Cra 7 No 33-42 Piso 1
Oficina Chico
Clle 93A No 11-60
Oficina Banca de Inversión
Cra 7 No 71-21 Torre A Piso 8

Medellín
Oficina Centro
Clle 52 No 45-94 Local 99-01 Piso 1
Oficina Poblado
Clle 16 Sur No 43A-49
Barranquilla
Cra 52 No 74-56 Local 105

Manizales
Cra 22 No 20-43

E-mail: ocampo@corfivalle.com.co

CORPORACION FINANCIERA DEL VALLE S.A.

Counselorship For the Financial Customer

Financial Customer Counselorship

The Financial Customer Counselorship is a mediator and conciliator of conflicts arising from the banking and financial relationships between customers or users and the financial entities, when customers consider that the financial entity has had an unproper behavior or contrary to good financial practices or uses.

If you have any claim against the Corporation and the response has not been satisfactory or no response has been given, Asobancaria Financial Customer Counselorship is ready to provide help in solving any problem with the financial entity.

The following claims can be solved by the Customer Counselorship:

- It does not exceed one hundred (100) minimum legal monthly salaries in force.
- It is addressed against an entity referred at the end of this brochure, or subsequently adhered to.
- No more than three days have ellapsed since occurrence of the event.

The following Claims cannot be solved by the Customer Counselorship:

- It is not directly related to the regular authorized operations of the financial entity.
- Claims concerning labor agreements;
- The ones derived from the entity's shareholder status;
- The ones related to recognition of pensions, or payment of indemnifications or amounts subject to an insurance agreement;
- Those related to issues subject to judicial, arbitration or administrive procedure;
- Those subject to a decision on providing a service or product, making of agreements or its conditions, or acceptance or admission as customer;
- The ones referred to facts occuring at least three (3) days or more before the claim is filed;
- Claims whose objects are the same facts and affect the same parties and have been subject to a previous decision from the Customer Counsel;
- Claims whose individual amount, after adding up all the concepts, exceed one hundred (100) minimum monthly legal salaries by the time they are filed;
- If the claim has the purpose of recognizing prejudices other than the application of penal clauses or regulations with character of Law and that determine the amount of the indemnification.

Procedure to Use the Service

When filing a claim, this should be sent to the Corporacion Financiera del Valle's headquarter address or e-mail on the back of this brochure. In spite of the above, the claim may be filed to the Financial Customer Counselorship at any of the entity's offices.

Is you consider that the decision of the entity goes against your interests, the claim may be filed to the Customer Counsel (in written form) including the following:

- Identification, address, telephone number, fax number or e-mail.
- If previous claim was been filed to this entity, indicate the office that received such claim, and the date.
- Facts, reasons and causes of the claim.
- Concrete solution expected by the entity.

As soon as the claim is received by the Financial Customer Counselorship, the Counsel shall advise the parties within five (5) working days since the day following receipt of claim whether the issue is of its competence or not.

If, in order to determine competence the Counsel is required to know some data to be provided by the respondent entity or the customer or the user, the Counsel shall contact the relevant party in order to obtain the required information. Such response shall arrive within fifteen (15) working days, since the day following the day of receipt of request. After this deadline, if customer fails to provide the requested information, this shall be understood as a waiver by customer, with no prejudice to subsequent decision of processing the claim with the complete information.

Upon accepting the claim, the Counsel shall submit it to the respective entity, who shall annex the necessary information and submit the arguments supporting its oposition. In this case, the entity shall respond within fifteen (15) working days, since the day following remittance of information request. Such deadline may be postponed up to five (5) working days, in case third parties information is required.

The counsel shall review the information submitted by the parties and shall make a decision no later than fifteen (15) day working after submittance of all necesarry documents to solve the claim.

The claim proceeding shall be immediately suspended in case claimant chooses to resort to law.

The claim may be waived by claimant at any time, as well as the entity may freely correct its situation with the customer at any time previous to the Customer Counsel's decision. In both cases the Customer Counsel shall be acknowledged of the situation.

The claim shall be treated with absolute confidentiality and the Financial Customer Counsel may only disclose claimant's identity to the involved entity.

A Solution to your Problem

The solution shall be given in written form both to the customer and to the entity. The latter, in case of accepting the Counsel's decision, shall be bound to fulfill its content within the term indicated by the Counsel.

The acceptance of the resolution by the customer is voluntary. Previous to the execution of such resolution, customer is required to provide a written statement on his acceptance of such resolution within fiffteen regular days. If customer fails to respond within such term, the resolution is understood as rejected. If it is accepted, a transaction agreement shall be signed.

The non-accepting customer, either because the acceptance term has ellapsed or because he has stated his non-acceptance, shall be free to make a suit.

ASOBANCARIA FINANCIAL CUSTOMER COUNSELORSHIP
Main Counsel: Dario Laguado Monsalve
Alternate Counsel: Rosa Lucia Giraldo